SUPPLEMENT DATED NOVEMBER 3, 2003 TO

PROSPECTUS DATED MAY 1, 2003 FOR

SINGLE PURCHASE PAYMENT MODIFIED GUARANTEED ANNUITY CONTRACTS

ISSUED BY

GE LIFE AND ANNUITY ASSURANCE COMPANY

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The “Legal Matters” provision in your prospectus is replaced with the following:

LEGAL MATTERS

We, like other insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Except for the McBride case described below, management believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on our Consolidated Financial Statements.

On October 8, 2003, we agreed in principle to settle the case entitled McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co. The McBride case was filed on November 1, 2000 in Georgia state court. On December 1, 2000, we successfully removed the case to the United States District Court for the Middle District of Georgia. The complaint was brought as a class action on behalf of current and former owners of certain of our universal life insurance policies, and alleges improper practices in connection with the sale and administration of those universal life policies. We vigorously deny liability with respect to the plaintiff’s allegations. Nevertheless, to avoid the risks and costs associated with protracted litigation and to resolve our differences with contract holders, we agreed in principle on October 8, 2003 to settle the case on a nationwide class action basis. The settlement documents have not been finalized, nor has any proposed settlement been submitted to the proposed class and the United States District Court for approval, and a final settlement is not certain.

On a periodic basis, we evaluate and establish our best estimate of reserves for litigation and other contingencies. In connection with this litigation, we have accrued an additional reserve. While uncertainty exists, based on current information and circumstances, we believe that our reserve is within the range of reasonably foreseeable costs of bringing the matter to a conclusion.

Capital Brokerage Corporation, the principal underwriter is not engaged in any litigation of any material nature.

Filed Pursuant to Rule 424(b)(3)

File Number 333-69620

SUPPLEMENT DATED AUGUST 28, 2003 TO

PROSPECTUS DATED MAY 1, 2003 FOR

MODIFIED GUARANTEED ANNUITY CONTRACTS

ISSUED BY

GE LIFE AND ANNUITY ASSURANCE COMPANY

This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.

The “Principal Underwriter” provision located in the “Distribution of the Contracts” section is amended as follows:

Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico and Texas as GE Capital Brokerage Corporation) (“Capital Brokerage”) is the distributor and principal underwriter of the contracts. Capital Brokerage, a Washington corporation and an affiliate of ours, is located at 3001 Summer Street, 2nd Floor, Stamford, Connecticut 06905. Capital Brokerage is registered with the SEC under the Securities Exchange Act of 1934 (“1934 Act”) as a broker-dealer, and is a member of the NASD.

Prospectus For Single Purchase Payment

Modified Guaranteed Annuity Contract

Issued by:

GE Life and Annuity Assurance Company

6610 West Broad Street

Richmond, Virginia 23230

Telephone: (800) 352-9910

This prospectus gives details about the contract that you should know before investing. Please read this prospectus carefully and keep it for future reference.

This prospectus describes a single purchase payment modified guaranteed annuity contract (the “contract”) for individuals offered by GE Life and Annuity Assurance Company (the “Company,” “we,” “us,” or “our”). You may purchase the contract on a non-qualified basis (“Non-Qualified Contracts”) or for use with certain qualified retirement plans (“Qualified Contracts”).

The contract provides a means for you to allocate a single purchase payment of $5,000 or more ($2,000 or more for Individual Retirement Accounts (“IRAs”)) to our Guarantee Account for a specified investment period, known as a Guarantee Term. You select a Guarantee Term from a number of Guaranteed Terms we offer at the time of your purchase payment. We typically offer Guarantee Terms ranging from 1 to 10 years, although we may not offer each of these Guarantee Terms in the future. Not all the Guarantee Terms are available in all states or in all markets. Your purchase payment will earn interest for the initial Guarantee Term you select based on the interest rates we offer at the time of your purchase payment. For any Guarantee Term, we will credit a Guaranteed Interest Rate. We may credit a different Guaranteed Interest Rate for each year of a Guarantee Term.

If you surrender your contract or withdraw any portion of your Contract Value before the end of a Guarantee Term, we may assess a surrender charge on the amount you withdraw. We may apply a Market Value Adjustment to the proceeds paid in connection with any withdrawal or transfer. We may also apply a Market Value Adjustment in determining your Annuity Commencement Value. Under certain conditions, you may withdraw earned interest without a surrender charge or Market Value Adjustment. Withdrawals of interest will be subject to income tax and may be subject to a 10% tax penalty if taken before age 59 1/2.

On the Annuity Date, we will apply your Surrender Value, modified by any Market Value Adjustment, to a monthly income payment, to an Optional Payment Plan you have selected, or you may take that amount in one lump sum payment. The Optional Payment Plans include:

•	life income with payments guaranteed for 10, 15 or 20 years;

•	payments for a fixed period from 1 to 30 years;

•	payments of a fixed amount until the amount we hold is exhausted;

•	annual payments of interest earned from proceeds left with us; or

•	life income based on the lives of two payees with payments guaranteed for 10 years.

The Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.

The date of this prospectus is May 1, 2003.

This contract:

•	Is Not a bank deposit

•	Is Not FDIC insured

•	Is Not insured or endorsed by a bank or any federal government agency

•	Is Not available in every state

Definitions

The following terms are used throughout this prospectus:

Annuitant/Joint Annuitant — The person(s) named in the contract whose age and, where appropriate, gender, determine Income Payments.

Annuity Commencement Date — The date stated on your contract’s data pages as the date on which Income Payments are scheduled to commence, provided the Annuitant(s) is living on that date. The Annuity Commencement Date may be changed during the 30-day period immediately prior to the end of a Guarantee Term.

Annuity Commencement Value — Your Surrender Value on the business day immediately preceding the Annuity Date modified by any Market Value Adjustment. We use the Annuity Commencement Value to determine the amount of each Income Payment or lump sum payment.

Annuity Date — The date on which Income Payments start.

Code — The Internal Revenue Code of 1986, as amended.

Contract Date — The date we issue your contract and your contract becomes effective. Your Contract Date is shown on your contract’s data pages. We use the Contract Date to determine Contract Years and contract anniversaries.

Contract Value — Your purchase payment and interest earnings under the contract, minus any prior withdrawals including surrender charges and any premium tax, modified by any prior Market Value Adjustment.

General Account — Assets of the Company other than those allocated to any of our separate investment accounts.

Guarantee Account — A legally insulated, non-unitized separate account established to hold amounts for this class of contracts.

Guarantee Term — The period of time we guarantee a specified credited rate(s) of interest under the contract.

Guaranteed Interest Rate — A stated interest rate or rates we credit to the Contract Value during a Guarantee Term.

Home Office — Our offices at 6610 West Broad Street, Richmond, Virginia 23230.

Income Payment — One of a series of payments made under either the monthly income benefit or one of the Optional Payment Plans.

Market Value Adjustment — A positive or negative adjustment we may apply to the amount payable upon surrender, withdrawal or transfer. We may also apply a Market Value Adjustment in determining your Annuity Commencement Value.

Optional Payment Plan — A plan whereby any part of the death benefit, Surrender Value or Annuity Commencement Value can be left with us to provide Income Payments to a payee.

Owner — The person or persons (in the case of Joint Owners) entitled to exercise all ownership rights stated in the contract (e.g., name beneficiaries, make withdrawals). The Owners are shown on the contract’s data pages and on any application. “You” or “your” refers to the Owner or Joint Owners.

Surrender Value — The Contract Value on the date we receive your written request for surrender at our Home Office, less any applicable premium tax and surrender charge.

Summary

How is a contract issued?    We will issue the contract when we receive and accept your complete application information and your purchase payment. See the provision entitled “Issuing a Contract.”

How does this contract work?    The contract permits you to allocate a single purchase payment to our Guarantee Account for the Guarantee Term you select. On the Annuity Date, we apply your Annuity Commencement Value to purchase a series of monthly Income Payments (sometimes known as annuity payments). You may also elect Income Payments under an Optional Payment Plan or a lump sum payment.

Certain features described in this prospectus may vary from your contract. See the provision entitled “The Contract” of this prospectus for more information. Please refer to your contract for these provisions that apply specifically to you.

How does my purchase payment earn interest?    You allocate your purchase payment (less any applicable premium taxes) to the Guarantee Account for a Guarantee Term you select. Your allocation will earn interest at the Guaranteed Interest Rate(s) we credit for that Guarantee Term. We may credit a different rate of interest for any Guarantee Term from one year to the next. See the provision entitled “Guarantee Terms.”

What happens at the end of a Guarantee Term?    At the end of any Guarantee Term, a subsequent Guarantee Term will begin. Unless you instruct us otherwise, the subsequent Guarantee Term will generally be the same duration as the expiring Guarantee Term. If we are not offering a Guarantee Term of the same duration, the subsequent Guarantee Term will be the next shortest Guarantee Term, which does not extend beyond the Annuity Commencement Date. If we do not offer a Guarantee Term that expires on or before the Annuity Commencement Date, the subsequent Guarantee Term will be the Guarantee Term that first expires after the Annuity Commencement Date. We will pay interest on your Contract Value in a subsequent Guarantee Term at our declared Guaranteed Interest Rate applicable to that Guarantee Term on the day the subsequent Guarantee Term begins. See the provision entitled “Guarantee Terms” in this prospectus.

Is the contract available to Qualified Plans?    Yes. We may issue the contract in connection with retirement plans that qualify for preferential income tax treatment as defined under the Code. We may also issue the contract on a non-qualified basis.

May I surrender the contract or take a partial withdrawal?    Yes. You may surrender the contract for its Surrender Value modified by any applicable Market Value Adjustment at any time before the Annuity Date. You may also take partial withdrawals from the Contract Value. A partial withdrawal will reduce your Death Benefit.

For more information on surrenders and partial withdrawals, see the “Surrenders and Partial Withdrawals” provision in the prospectus.

What surrender charges are associated with the contract?    We may assess a surrender charge if you surrender your contract or take a partial withdrawal from the Contract Value within the first seven Contract Years.

The surrender charge will be anywhere from 7% to 1% of the amount withdrawn, depending on the contract year of your surrender or partial withdrawal. We will also apply a Market Value Adjustment to partial withdrawals and surrenders from the Guarantee Account.

You may withdraw an amount up to the free withdrawal amount without the imposition of a surrender charge or Market Value Adjustment. The free withdrawal amount equals the interest credited under the contract for the twelve-month period prior to the date of the partial withdrawal. We will reduce the available free withdrawal amount by the amount of any prior free withdrawal during that twelve-month period. We will also waive the surrender charge if you apply your Contract Value upon surrender to certain Optional Payment Plans. See the “Charges and Other Deductions” provision of this prospectus.

Are there any other charges?    Yes. If your state assesses a premium tax with respect to your contract, then at the time your contract incurs such tax (or at such other time as we may choose), we will deduct the premium tax from your purchase payment or from proceeds at surrender, partial withdrawal, death or annuitization, as applicable. See the “Charges and Other Deductions” provision of this prospectus.

For a complete discussion of all charges associated with the contract, see the “Charges and Other Deductions” provision of this prospectus.

We pay compensation to broker-dealers who sell the contracts. For a discussion of this compensation, see the “Sales of the Contract” provision of this prospectus.

What is a Market Value Adjustment?    The Market Value Adjustment is an amount we deduct from or add to the amount payable upon surrender, partial withdrawal, or transfer if such event occurs outside the 30-day period immediately prior to the end of a Guarantee Term (the “30-day window”). We may also apply the Market Value Adjustment in determining your Annuity Commencement Value if the Annuity Date falls outside the 30-day window. The Market Value Adjustment formula in the contract reflects the relationship between the Guaranteed Interest Rate associated with the Guarantee Term from which the surrender, partial withdrawal, transfer or Income Payments are taken, and the Guaranteed Interest Rate for a Guarantee Term with a duration equal to the number of years remaining in the Guarantee Term from which the surrender, partial withdrawal, transfer or Income Payments are taken. See the “Market Value Adjustment” provision of this prospectus.

What happens if an Owner dies before the Annuity Date?    Before the Annuity Date, if any Owner (or any Annuitant, if the Owner is a non-natural person), dies while the contract is in force, the death benefit becomes payable to the designated beneficiary. The Code imposes certain distribution rules on designated beneficiaries. We may pay a death benefit to the designated beneficiary. The death benefit will be the greater of:

(1)	the Contract Value; or

(2)	the Surrender Value modified by any applicable Market Value Adjustment. The death benefit is calculated as of the date we receive the paperwork necessary to process the death claim (“due proof of death”) but there are other requirements and conditions. See “The Death Benefit” provision of this prospectus.

What annuity benefit does the contract provide?    On the Annuity Date, we will apply your Annuity Commencement Value to a monthly income payment, an Optional Payment Plan you select, or pay that amount in one lump sum payment. The Optional Payment Plans are:

(1)	life income with payments, guaranteed for 10, 15 or 20 years;

(2)	payments for a fixed period from 1 to 30 years;

(3)	payments of a fixed amount until the amount we hold is exhausted;

(4)	annual payments of interest earned from proceeds left with us; or

(5)	life income based on the lives of two payees with payments guaranteed for 10 years.

Do I have a refund or return privilege?    Yes. You have the right to return the contract to us at our Home Office and have us cancel the contract within a certain number of days (usually 20 days from the date you receive the contract, but some states have longer periods).

If you exercise this right, we will cancel the contract as of the day we receive your request and send you a refund equal to your purchase payment adjusted by any Market Value Adjustment or any another amount as required by state law. See the “Additional Information — Return Privilege” provision of this prospectus.

Other Contracts

We offer other single purchase payment modified guaranteed annuity contracts, which also offer Guarantee Terms. These contracts have different charges that could affect the interest we may credit.

Financial Statements

The consolidated financial statements for the Company are set forth herein.

The Contract

The contract is a single purchase payment modified guaranteed annuity contract. We describe your rights and benefits below and in the contract. Your contract may differ in certain respects from the description in this prospectus due to variations in state insurance law requirements. Your contract reflects what specifically applies to you.

PURCHASING A CONTRACT

If you wish to purchase a contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a contract. We may send the contract directly to you or to you through your sales representative. See the “Sales of the Contract” provision of the prospectus.

To apply for a contract, the Owner(s) and Annuitant(s) must be age 85 or younger. We may sell the contract for use with certain qualified retirement plans. If you are purchasing the contract for use with such a plan, you must be eligible to participate in the plan. Please be aware that if you are purchasing the contract for use with a qualified retirement plan, the contract includes features such as tax deferral on accumulated earnings. Qualified retirement plans provide their own tax deferral benefit. Please consult a tax adviser to determine whether the contract is an appropriate investment for you.

Purchasing the contract through a tax free “Section 1035 Exchange.”    Section 1035 of the Code generally permits you to exchange one annuity contract for another in a “tax-free exchange.” Therefore, you can use the proceeds from one or more annuity contracts to make your purchase payment for this contract. Before making an exchange to acquire this contract, you should carefully compare this contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this contract and this contract has its own surrender charge, which would apply to you. The benefits under this contract may be different than those of your current contract. In addition, you may have to pay federal income and penalty taxes on the exchange if it does not qualify for Section 1035 treatment. You should not exchange another contract for this contract unless you determine, after evaluating all of the facts, that the exchange is in your best interest. Please note that the person trying to sell you the contract will generally earn a commission.

OWNERSHIP

As Owner(s), you have all the rights under the contract, subject to the rights of any irrevocable beneficiary. Two persons may apply for a contract as Joint Owners. Joint Owners who are spouses have equal undivided interests in the contract. This means that each may exercise any ownership rights on behalf of the other except for ownership changes. Non-Spouse Joint Owners must exercise ownership rights jointly.

Joint Owners also have the right of survivorship. This means if a Joint Owner dies his or her interest in the contract passes to the surviving Owner. You must have our approval to add a Joint Owner after we issue the contract. During the Annuitant(s)’s life, you can change the Owner(s) to another Owner(s) and the beneficiary(s) to another beneficiary(s), except for any irrevocable beneficiary. You may change an irrevocable beneficiary only with the written consent of that beneficiary.

An Owner (other than a non-natural person) can name a Joint Annuitant.

Purchase payment.    You may purchase the contract with a single purchase payment of $5,000 or more ($2,000 or more for IRAs). You must obtain our prior approval before purchase payments for any contract issued by the Company exceed $1,000,000.

ASSIGNMENT

An Owner of a Non-Qualified Contract may assign some or all of his or her rights under the contract. An assignment must occur before the Annuity Date and while the Annuitant is still living. Once proper notice of the assignment is recorded by our Home Office, the assignment will become effective as of the date the written request was signed.

Qualified Contracts, IRAs and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

We are not responsible for the validity or tax consequences of any assignment. We are not liable for any payment or settlement made before the assignment is recorded. Assignments will not be recorded until our Home Office receives sufficient direction from the Owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned. Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire Contract Value may cause the portion of the contract exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

The Company

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance and annuity contracts. We do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230. We are obligated to pay all amounts provided under the contract.

Capital Brokerage Corporation serves as principal underwriter for the contracts and is a broker/dealer registered with the SEC. GNA corporation directly owns the stock of Capital Brokerage Corporation. GNA Corporation, Capital Brokerage Corporation, GE Financial Assurance Holding, Inc. and GE Investments Funds, Inc. are affiliates of the Company. Capital Brokerage Corporation’s principal offices are located at 201 Merritt 7, PO Box 5005, Norwalk, Connecticut 06856-5005

We are a charter member of the Insurance Marketplace Standards Association (“IMSA”). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA’s Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

For more information about GE Life and Annuity Assurance Company, see the provision entitled “GE Life and Annuity Assurance Company.”

THE GUARANTEE ACCOUNT

We established the Guarantee Account as a non-unitized separate account under Virginia insurance law. Assets of the Guarantee Account will at all times equal at least the reserves and other contract liabilities supported by the Guarantee Account. The assets of the Guarantee Account are available to cover the liabilities of our General Account to the extent that the assets of the Guarantee Account exceed the contract liabilities. Income and both realized and unrealized gains or losses from the assets of the Guarantee Account are credited to or charged against the Guarantee Account without regard to the income, gains, or losses arising out of any other business we may conduct. Subject to statutory authority, we have sole discretion over the investment of assets of the Guarantee Account.

Amounts in the Guarantee Account do not reflect the investment performance of our General Account, or any portion thereof.

Due to certain exclusionary provisions of the Investment Company Act of 1940 (the “1940 Act”), we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither our Guarantee Account nor our General Account is subject to regulation under the 1940 Act. We have, however, registered the contracts under the Securities Act of 1933.

Therefore, the contracts are subject to regulation under the federal securities laws, including provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

GUARANTEE TERMS

A Guarantee Term is the number of years we will credit a Guaranteed Interest Rate(s) to your Contract Value. Typically, we offer Guarantee Terms ranging from 1 to 10 years though all Guarantee Terms may not be available in all states or in all markets. We may at any time decrease or increase the number of Guarantee Terms we offer.

Initial Guarantee Term.    Your purchase payment (less any applicable premium tax) will earn interest for the initial Guarantee Term you select at a Guaranteed Interest Rate we offer. For any initial Guarantee Term, we may credit a different Guaranteed Interest Rate for each year of the Guarantee Term. Your purchase payment earns interest at the Guaranteed Interest Rate in effect from the date your purchase payment is credited to the Guarantee Account through the first Contract Year or until you take a partial withdrawal or surrender the contract. For an initial Guarantee Term with a duration of more than one year, after the first Contract Year your Contract Value will earn interest at the Guaranteed Interest Rate we credit for the remainder of the initial Guarantee Term or until you transfer to another Guarantee Term, take a partial withdrawal or surrender the contract.

Subsequent Guarantee Terms.    During the 30-day window, prior to the end of a Guarantee Term, you may select from the following options:

(1)	Surrender or take a partial withdrawal of your Contract Value without a Market Value Adjustment (we will, however, impose a surrender charge if the surrender or partial withdrawal occurs prior to the end of your third contract year);

(2)	Instruct us to apply the ending Contract Value to another Guarantee Term that you select from the Guarantee Terms we are then offering at the time your Guarantee Term expires; or

(3)	Do nothing and allow a subsequent Guarantee Term to begin automatically. The interest rate declared for the new term may be different than the interest rate credited during the prior term.

Option 1 — Surrenders at the end of a Guarantee Term.    To surrender your contract, we must receive your written request, on a form acceptable to us, at our Home Office no later than the end of the 30-day window prior to the end of a Guarantee Term. Upon surrender, we will pay the Surrender Value of the contract. Any surrendered amount may be subject to income taxes, and a 10% tax penalty may apply if you are younger than age 59 1/2 at the time of the withdrawal.

If you surrender your contract before or after the 30-day window prior to the end of a Guarantee Term a Market Value Adjustment will apply. In addition, you may be assessed a surrender charge.

Option 2 — Selecting a subsequent Guarantee Term.    To apply your ending Contract Value to a subsequent Guarantee Term, we must receive your written request, on a form acceptable to us, at our Home Office no later than the end of the 30-day window prior to the end of a Guarantee Term. At least 45 days prior to the expiration of your current Guarantee Term, we will send you written notice of the expiration of the Guarantee Term and a list of the subsequent Guarantee Terms we offer. You may select a subsequent Guarantee Term only from the Guarantee Terms we are offering at the time your current Guarantee Term expires. Any subsequent Guarantee Term may not extend past the Annuity Commencement Date for your contract.

Option 3 — Automatic subsequent Guarantee Terms.    A subsequent Guarantee Term automatically begins when the prior Guarantee Term ends if you do not instruct us otherwise under the first or second options described in the “Subsequent Guarantee Terms” provision of this prospectus. Your ending Contract Value becomes the beginning Contract Value for the subsequent Guarantee Term. The subsequent Guarantee Term will be the Guarantee Term with the same duration as the expiring Guarantee Term if the subsequent Guarantee Term does not extend past the Annuity Commencement Date. If a Guarantee Term of the same duration as the expiring Guarantee Term is not available or is a term that would extend beyond the Annuity Commencement Date, we will transfer your Contract Value to the next shortest Guarantee Term that does not go beyond the Annuity Commencement Date. If we do not offer a Guarantee Term that expires on or before the Annuity Commencement Date, we will transfer your Contract Value to the Guarantee Term that first expires after the Annuity Commencement Date. You must allocate your entire Contract Value to the subsequent Guarantee Term.

Guaranteed Interest Rates in subsequent Guarantee Terms.    Your beginning Contract Value for any subsequent Guarantee Term earns interest at the rate we declare and is in effect for the first year of the subsequent Guarantee Term. We may credit a different Guaranteed Interest Rate for each year of the subsequent Guarantee Term. Our Guaranteed Interest Rates for subsequent Guarantee Terms may differ from our Guaranteed Interest Rates for prior Guarantee Terms of the same duration.

GUARANTEED INTEREST RATES

From time to time and at our sole discretion we set Guaranteed Interest Rates for each available Guarantee Term. In determining these Guaranteed Interest Rates we consider the interest rates available on the types of instruments in which we intend to invest the proceeds attributable to the contracts. We will invest proceeds attributable to the contracts primarily in investment-grade fixed income securities (i.e., securities rated by Standard and Poor’s rating system to be suitable for prudent investors). We are not obligated to invest according to any particular strategy, except as may be required by applicable law. You will have no direct or indirect interest in these investments. We consider other factors in determining Guaranteed Interest Rates, including:

•	regulatory and tax requirements;

•	sales commissions and administrative expenses we incur;

•	general economic trends; and

•	competitive factors.

We make the final determination as to the Guaranteed Interest Rates we declare. We cannot predict or guarantee what future interest rates we will declare.

To find out the current Guaranteed Interest Rate for a Guarantee Term, please contact our Home Office at the telephone number listed on page 1 of this prospectus or your sales representative.

FREE WITHDRAWAL AMOUNT

You may instruct us to send you all or a portion of the interest credited to your Contract Value during the prior twelve months. This amount is known as the free withdrawal amount. The free withdrawal amount will be reduced by any prior free withdrawal during that twelve-month period. Interest withdrawals remove money from a Guarantee Term that would otherwise compound even more interest on a daily basis. Because of this interruption of interest compounding, the more interest you withdraw, the less interest your contract will earn over time. Larger withdrawals reduce the compounding of interest more than smaller withdrawals; frequent withdrawals hinder the compounding process more than infrequent withdrawals; and earlier withdrawals reduce your interest more than later withdrawals.

We will not impose a surrender charge or Market Value Adjustment if you withdraw the free withdrawal amount, but your withdrawal may be subject to federal and state income tax and may include a 10% tax penalty if the withdrawal is taken prior to age 59 1/2. See the “Federal Tax Matters” provision of this prospectus.

CONTRACT VALUE AND SURRENDER VALUE

Your Contract Value at any time is equal to your purchase payment plus any interest credited to it, minus any prior withdrawals including any surrender charges and premium tax, modified by any prior Market Value Adjustment.

The Surrender Value is equal to the Contract Value, minus any surrender charges and premium tax that would apply in the case of a full surrender. Your Surrender Value modified by any applicable Market Value Adjustment is the amount you would be entitled to receive if you surrender your contract.

MARKET VALUE ADJUSTMENT

A Market Value Adjustment may decrease, increase or have no effect on the Contract Value you withdraw or transfer. We will apply a Market Value Adjustment to amounts in excess of the free withdrawal amount:

(1)	whenever you take a withdrawal from the Contract Value (unless made within the 30-day window prior to the end of the current Guarantee Term);

(2)	on the Annuity Date if the Annuity Date does not fall within the 30-day window prior to the end of the current Guarantee Term; and

(3)	when you transfer to a different Guarantee Term (unless the amount is transferred within the 30-day window prior to the end of the current Guarantee Term).

We determine the Market Value Adjustment by multiplying the amount you withdraw, transfer or apply to the monthly income benefit option or an Optional Payment Plan by the factor set forth below.

((1 + i) / (1 + j))n/365

n  =  the number of days from the date of surrender, partial withdrawal, transfer to another Guarantee Term or from the Annuity Date to the end of your current Guarantee Term.

i  =  the Guaranteed Interest Rate in effect for the current Guarantee Term.

j  =  the Guaranteed Interest Rate, determined at the time of surrender, partial withdrawal, transfer to another Guarantee Term or upon the Annuity Date, for a Guarantee Term with a duration equal to “n.” If we do not offer a Guarantee Term with a duration equal to “n,” “j” will be a linear interpolation of the Guaranteed Interest Rates for Guarantee Terms with durations that immediately precede and follow “n.” If we offer only Guarantee Terms with longer durations than “n,” “j” will be the Guaranteed Interest Rate for the Guarantee Term with the shortest duration we offer. If we offer only Guarantee Terms with shorter durations than “n,” “j” will be the Guaranteed Interest Rate for the Guarantee Term with the longest duration we offer.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce the amount available for the partial withdrawal, surrender or transfer. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases the amount available for partial withdrawal, surrender or transfer. In the event of surrender or payment under the monthly income benefit option or an Optional Payment Plan, we will add or subtract any Market Value Adjustment from your Surrender Value to determine your Annuity Commencement Value. In the event of a partial withdrawal or transfer, we will add or subtract any Market Value Adjustment from the total amount withdrawn or transferred.

Illustrations of how the Market Value Adjustment works are included in Appendix A.

TRANSFERS BEFORE THE END OF A GUARANTEE TERM

Once each contract year after the first contract year, you may transfer your entire Contract Value before the 30-day window prior to the end of your current Guarantee Term to another Guarantee Term with a duration of five or more years. The transfer will be effective as of the date we receive your request at our Home Office in a form acceptable to us. Your transfer will be subject to any applicable Market Value Adjustment. See the “Charges and Other Deductions” provision of this prospectus.

Surrenders and Partial Withdrawals

You may take a partial withdrawal and/or surrender at any time before the Annuity Date. We will not process any partial withdrawal request that would reduce your Contract Value to less than $2,000. You may surrender your contract at any time. A partial withdrawal or surrender is effective as of the date we receive your request at our Home Office in a form acceptable to us.

Partial withdrawals and surrenders may be subject to a surrender charge and a Market Value Adjustment. See the “Charges and Other Deductions” provision of this prospectus. A partial withdrawal will also reduce your Death Benefit. See the “The Death Benefit” provision of this prospectus. Withdrawals of the free withdrawal amount are not subject to a surrender charge or a Market Value Adjustment.

In addition, you may be subject to income tax and, if you are younger than age 59 1/2 at the time of the surrender or partial withdrawal, a 10% penalty tax. A surrender or a partial withdrawal may also be subject to income tax withholding. See the “Federal Tax Matters” provision of this prospectus.

SYSTEMATIC WITHDRAWALS OF INTEREST

You may elect systematic withdrawals of interest credited under the contract (in amounts of at least $100) on a monthly, quarterly, semi-annual or annual basis. Depending upon the frequency of the systematic withdrawals you elect, the monthly, quarterly, semi-annual or annual period immediately preceding a systematic withdrawal will be known as the systematic withdrawal period. The maximum amount available for any systematic withdrawal is the interest we credit under the contract during the prior systematic withdrawal period. You may elect payments to begin at any time after the first systematic withdrawal period under the contract. However, payments can begin no sooner than one systematic withdrawal period after the last withdrawal.

After payments begin, you may change the frequency and/or amount of your payments once per calendar quarter. To participate in a systematic withdrawal program, you must complete our authorization form. You can obtain the form from an authorized sales representative or our annuity Customer Service Center by calling the telephone number or writing to the address listed on page 1 of this prospectus.

Your systematic withdrawals may not exceed the maximum amount. If at any time the systematic withdrawal amount would exceed the maximum, we will lower the systematic withdrawal amount otherwise payable to equal the available maximum amount.

A systematic withdrawal program will terminate automatically when a systematic withdrawal would cause the remaining Contract Value to be less than $2,000. If a systematic withdrawal would cause the Contract Value to be less than $2,000, then we will not process that systematic withdrawal transaction. If any amount withdrawn pursuant to systematic withdrawals would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. You may discontinue systematic withdrawals at any time by notifying us in writing or by calling our Home Office at the address and telephone number listed on page 1 of the prospectus.

When you consider systematic withdrawals, please remember that each systematic withdrawal is subject to Federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% Federal penalty tax on systematic withdrawals if you are younger than age 59 1/2 at the time of the withdrawal.

Both partial withdrawals at your specific request and withdrawals under a systematic withdrawal program will reduce the free withdrawal amount.

Telephone withdrawals.    You may take partial withdrawals from your contract by calling us, provided that we received your prior written authorization allowing us to process such telephone requests at our Home Office. However, you only can surrender your contract by writing our Home Office at the address listed on page 1 of this prospectus.

We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others:

•	requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions;

•	confirming the telephone transaction in writing to you or a third party you authorized; and/or

•	tape recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or prohibit partial withdrawal requests made by telephone.

To request a partial withdrawal by telephone, please call us at 1-800-352-9910.

Special note on reliability.    Please note that the telephone system may not always be available. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your transaction request by writing to our Home Office at the address listed on page 1 of this prospectus.

Surrender Value.    The amount payable on surrender of your contract is the Surrender Value as of the date we receive your surrender request in a form acceptable to us modified by any Market Value Adjustment. The Surrender Value equals the Contract Value on the date we receive your request, less any applicable surrender charge and premium tax charge. We will pay the Surrender Value modified by any Market Value Adjustment in a lump sum, unless you elect one of the Optional Payment Plans. See the “Optional Payment Plans” provision of this prospectus. We may waive surrender charges upon surrender if you elect certain Optional Payment Plans. See the “Charges and Other Deductions” provision of this prospectus.

Charges and Other Deductions

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, surrender charges we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on a charge.

SURRENDER CHARGE

Surrenders and partial withdrawals may be subject to a surrender charge. Generally, we will assess a surrender charge as a percentage of Contract Value withdrawn or surrendered during the first 7 Contract Years in excess of the free withdrawal amount. After the third Contract Year, we will not assess a surrender charge on a surrender or partial withdrawal you request during the 30-day window prior to the end of your Guarantee Term.

The surrender charge percentage is as follows:

Contract Year in Which Surrender or Withdrawal Made	Surrender Charge as a Percentage of Amount Withdrawn

1	7%
2	6%
3	5%
4	4%
5	3%
6	2%
7	1%
8 and after	0%

Waiver of Surrender Charge.    We will waive the surrender charge if you surrender your contract and apply your Contract Value to one of the following Optional Payment Plans:

(1)	Plan 1 (Life Income with Period Certain);

(2)	Plan 2 (Income for a Fixed Period of 5 or more years); or

(3)	Plan 5 (Joint Life and Survivor Income).

If you elect one of the above Optional Payment Plans, then the amount applied to the Optional Payment Plan will be the Contract Value, minus any premium tax, and modified by any Market Value Adjustment, if applicable.

You may also select Optional Payment Plan 3 or Plan 4 upon surrender, although we will assess surrender charges and any applicable premium tax against your Contract Value. We will apply the Surrender Value modified by any applicable Market Value Adjustment to the selected plan. See the “Optional Payment Plans” provision of this prospectus.

We will also waive the surrender charge arising from a surrender or partial withdrawal before Income Payments begin if, at the time we receive the request, we have received due proof that the Owner has a qualifying confinement to a state licensed or legally operated hospital or nursing facility for a minimum period as set forth in the contract (provided the confinement began at least 90 days after the Contract Date). A Market Value Adjustment is, however, assessed in accordance with the section below.

We will not impose the surrender charge upon your withdrawal of the free withdrawal amount.

Market Value Adjustment.    Surrenders, partial withdrawals and transfers from one Guaranteed Term to another may be subject to a Market Value Adjustment. We assess the Market Value Adjustment on the proceeds payable or transferred. We will also apply a Market Value Adjustment in determining your Annuity Commencement Value. We calculate the Market Value Adjustment separately for each transaction.

We will not apply a Market Value Adjustment to the proceeds payable or transferred in the following cases:

•	A surrender or partial withdrawal from a Guarantee Term made during the 30-day window prior to the end of a Guarantee Term;

•	If you elect a transfer of Contract Value from a Guarantee Term to a new Guarantee Term during the 30-day window prior to the end of a Guarantee Term;

•	Annuity commencement during the 30-day window prior to the end of a Guarantee Term; or

•	Payment of the free withdrawal amount.

DEDUCTIONS FOR PREMIUM TAXES

We will deduct charges for any premium tax or other tax levied by any governmental entity either from your purchase payment or Contract Value when incurred or when we pay proceeds under the contract (proceeds includes amounts received due to surrender, partial withdrawal, annuitization, and/or death).

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes depend upon the law of your state. The tax generally ranges from 0.0% to 3.5%.

COMMISSION PAYMENTS

We sell the contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of the Company. We pay commissions to broker-dealers for selling the contracts. You do not directly pay these commissions, we do. We intend to recover the commissions, marketing, administrative and other expenses and the cost of contract benefits through fees and charges imposed under the contract. See the “Sales of the Contract” provision of this prospectus for more information.

The Death Benefit

DEATH BENEFIT UPON DEATH BEFORE THE ANNUITY DATE

If any Owner (or Annuitant if the Owner is a non-natural person) dies before the Annuity Date, the amount of proceeds available is the death benefit.

The death benefit is calculated as of the date that we receive due proof of death. Until we receive complete written settlement instructions from the designated beneficiary, values will remain in the Guarantee Account.

Upon receipt of due proof of death (generally, due proof is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to a finding of death), we will treat the death benefit in accordance with your instructions, subject to distribution rules and termination of contract provisions described elsewhere.

Unless otherwise distributed pursuant to the distribution rules stated below, we will pay death benefit proceeds in one lump sum unless the beneficiary elects an Optional Payment Plan. See the “Optional Payment Plans” provision of this prospectus

DEATH BENEFIT AMOUNT

The death benefit equals the greater of:

(1)    the Contract Value; and

(2)    the Surrender Value modified by any applicable Market Value Adjustment.

The death benefit is calculated as of the date of receipt of due proof of death.

REQUIRED DISTRIBUTIONS	General: In certain circumstances, federal tax law requires that distributions be made under the contract upon the first death of:

•	an Owner or Joint Owner; or

•	the Annuitant or Joint Annuitant, if any Owner is a non-natural person (an entity, such as a trust or corporation).

The discussion below describes the methods available for distributing the value of the contract upon death.

Designated Beneficiary:    At the death of any Owner or any Annuitant, if any Owner is a non-natural person, the person or entity first listed below who is alive or in existence on the date of death will become the designated beneficiary:

(1)	Owner or Joint Owners;

(2)	Primary beneficiary;

(3)	Contingent beneficiary; or

(4)	Owner’s estate.

The designated beneficiary may choose one of the payment choices listed below, subject to the distribution rules stated below. If there is more than one designated beneficiary, we will treat each one separately in applying the tax law’s rules described below.

Distribution Rules:    The distributions required by Federal tax law differ depending on whether the designated beneficiary is the spouse of the deceased Owner or of the Annuitant, if any Owner is a non-natural person. Upon receipt of due proof of death, the designated beneficiary will instruct us how to treat the proceeds subject to the distribution rules discussed below.

•	Spouses — If the designated beneficiary is the surviving spouse of the deceased person, the contract may be continued in force with the surviving spouse as the new Owner or the surviving spouse may receive any death benefit payable. The surviving spouse will become the Annuitant or he or she may designate a new Annuitant. At the death of the surviving spouse, this provision may not be used again, even if the surviving spouse remarries. In that case, the rules for non-spouses will apply.

•	Non-Spouses — If the designated beneficiary is not the surviving spouse of the deceased person, the contract cannot be continued in force indefinitely. Instead, upon the death of any Owner (or any Annuitant, if any Owner is a non-natural person) payments must be made to (or for the benefit of) the designated beneficiary under one of the following payment choices:

(1)	Receive the death benefit in one lump sum payment upon receipt of due proof of death.

(2)	Receive the Contract Value at any time during the five-year period following the date of death through withdrawals or surrendering the contract. At the end of the five-year period, we will pay in a lump sum any remaining Contract Value. Contract Value will be modified for any Market Value Adjustment unless payment is made within the 30-day window prior to the end of the Guarantee Term. See the “Requesting Payments” provision in this prospectus.

(3)	Apply the death benefit to provide an Income Payment under Optional Payment Plan 1 or 2. The first Income Payment must be made no later than one year after the date of death. Also, the Income Payment period must be either the lifetime of the designated beneficiary or a period not exceeding the designated beneficiary’s life expectancy.

If the designated beneficiary makes no choice within 30 days following receipt of due proof of death, we will pay the death benefit as a lump sum within the earlier of 5 years following the date of death or 60 days following receipt of due proof of death. If the designated beneficiary dies before we have distributed the entire death benefit, we will pay in a lump sum any value still remaining to the person named by the designated beneficiary. If no person is so named, we will pay the designated beneficiary’s estate.

Under payment choices 1 and 2, the contract will terminate upon payment of all available proceeds. Under payment choice 3, this contract will terminate when we apply the Contract Value to provide Income Payments.

DEATH BENEFIT AFTER THE ANNUITY DATE

If any Owner, Annuitant or payee dies after the Annuity Date, Income Payments will be made as stated in the section discussing income benefits. See the “Benefits at Annuity Commencement Date” provision of this prospectus.

Benefits at Annuity Commencement Date

If any Annuitant is age 80 or younger when the contract is issued, the Annuity Commencement Date cannot be earlier than the 10th Contract Anniversary and cannot be later than the Contract Anniversary following the Annuitant’s 90th birthday (or the younger Annuitant’s 90th birthday if there is a Joint Annuitant), unless we approve a different age. If all Annuitants are age 81 or older when the contract is issued, the Annuity Commencement Date will be the 10th Contract Anniversary unless we approve a different date.

You may change the Annuity Commencement Date during any 30-day window prior to the end of your current Guarantee Term. The new Annuity Commencement Date selected must meet the requirements stated in the paragraph above. To make a change, send written notice to our Home Office at the address located on page 1 of this prospectus before the end of your Guarantee Term. If you change the Annuity Commencement Date, the Annuity Commencement Date will then mean the new Annuity Commencement Date you select.

If the Annuitant is still living on the Annuity Commencement Date, we will pay you or your designated payee the monthly Income Payments described below beginning on that date. We may deduct premium taxes from your payments.

Monthly Income Payments are made under a life annuity payment plan with a period certain of 10 years, 15 years, or 20 years. If you do not select a period certain, we will use a life annuity payment plan with a 10-year period certain. The guaranteed amount payable will earn interest at 3% compounded yearly. We may decide at our sole discretion to pay a higher rate of interest. We will make Income Payments monthly unless you elect in writing quarterly, semi-annual or annual installments. Instead, you may choose to receive the Contract Value in one lump sum in which case we will terminate the contract. You may also choose to receive Income Payments under the Optional Payment Plans described below. Once Income Payments commence, the amount and period of Income Payments cannot be changed.

Optional Payment Plans

You may apply your Surrender Value adjusted for any applicable Market Value Adjustment, Death Benefit proceeds or your Annuity Commencement Value to an Optional Payment Plan. If you surrender the contract and select Plan 1, Plan 2 (with a fixed period of 5 or more years), or Plan 5, then the amount applied to the Plan is the Contract Value minus any premium tax modified by any applicable Market Value Adjustment. If the Annuity Date falls within the 30-day window prior to the end of the current Guarantee Term, we will not apply a Market Value Adjustment.

During the Annuitant’s life, you (or the designated beneficiary at your death) can choose an Optional Payment Plan. If you change a designated beneficiary, your Plan selection will not remain in effect unless you request otherwise. Any election or change in a Plan must be sent to our Home Office in a form acceptable to us. We do not allow any changes after Income Payments begin. If an Optional Payment Plan has not been chosen at the death of the Owner (or Annuitant, if the Owner is a non-natural person), your designated beneficiary can choose a Plan when we pay the death benefit.

We will make Income Payments monthly unless you request otherwise. The amount of each payment under an Optional Payment Plan must be at least $100. Payments made under an Optional Payment Plan at the death of any Owner (or any Annuitant, if any Owner is a non-natural person), must conform to the rules as outlined in the “Death Benefit” provision.

We may make an age adjustment to determine the amount of your Income Payments. We will adjust the age according to the age adjustment table shown in your contract.

Fixed Income Payments.    We will transfer proceeds applied to a fixed income option to our General Account. Payments made will equal or exceed those required by the state where we deliver the contract. We determine fixed Income Payments on the date we receive due proof of the Owner’s death or on surrender. Payments under Optional Payment Plan 4 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

Optional Payment Plans.    The contract provides five Optional Payment Plans, each of which is payable on a fixed basis. If any payee is not a natural person, our consent must be obtained before selecting an Optional Payment Plan. Following are explanations of the Optional Payment Plans available.

Plan 1 — Life Income with Period Certain.    This option guarantees monthly payments for the lifetime of the payee with a minimum number of years of payments. If the payee lives longer than the minimum period, payments will continue for his or her life. The period can be 10, 15, or 20 years. Payments are determined according to the table in the Monthly Income Benefit section of the contract. Guaranteed amounts payable are determined assuming an interest rate of 3% compounded annually. We may increase this rate and the amount of any payment. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating Income Payments. We will pay the discounted amount in one sum to the payee’s estate unless otherwise provided.

Plan 2 — Income for a Fixed Period.    This option guarantees periodic payments (monthly, quarterly, semi-annually or annually) for a fixed period not longer than 30 years. Payments will be made according to the table in the contract. Guaranteed amounts payable are determined assuming an interest rate of 3% compounded annually. We may increase this rate and the amount of any payment. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee’s death at the same rate used in calculating Income Payments. We will pay the discounted amount in one sum to the Payee’s estate unless otherwise provided.

Plan 3 — Income of a Definite Amount.    This option provides periodic payments (monthly, quarterly, semi-annually or annually) of a definite amount to be paid. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at 3% compounded annually. We may increase this rate. If we do, the payment period will be extended. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee’s estate unless otherwise provided.

Plan 4 — Interest Income.    This option provides for periodic payments (monthly, quarterly, semi-annually or annually) of interest earned from the proceeds left with us. Payments will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at 3% compounded annually. We may increase this rate and the amount of any payment. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee’s estate unless otherwise provided.

Plan 5 — Joint Life and Survivor Income.    This option provides for us to make monthly payments to two payees for a guaranteed minimum of 10 years. The settlement age of each payee must be at least 35 when payments begin. The amounts payable under this plan are determined assuming an interest rate of 3% compounded annually. We may increase this rate and the amount of any payment. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10-year period at the same rate used in calculating Income Payments. We will pay the discounted amount in one sum to the last surviving payee’s estate unless otherwise provided.

Federal Tax Matters

INTRODUCTION

This part of the prospectus discusses the federal income tax treatment of the contract. The federal income tax treatment of the contract is complex and sometimes uncertain. The federal income tax rules may vary with your particular circumstances. This discussion does not address all of the federal income tax rules that may affect you and your contract. This discussion also does not address other federal tax consequences, or state or local tax consequences, associated with a contract. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAXATION OF NON-QUALIFIED CONTRACTS

This part of the discussion describes some of the federal income tax rules applicable to non-qualified contracts. A non-qualified contract is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a section 401(k) plan.

Tax deferral on earnings.    The federal income tax law does not tax any increase in an Owner’s Contract Value until there is a distribution from the contract. However, certain requirements must be satisfied in order for this general rule to apply, including:

•	An individual must own the contract (or the tax law must treat the contract as owned by an individual); and

•	The contract’s Annuity Commencement Date must not occur near the end of the Annuitant’s life expectancy.

This part of the prospectus discusses each of these requirements.

Contracts not owned by an individual — no tax deferral and loss of interest deduction.    As a general rule, the Code does not treat a contract that is owned by an entity (rather than an individual) as an annuity contract for federal income tax purposes. The entity owning the contract pays tax currently on the excess of the Contract Value over the purchase payments paid for the contract. Contracts issued to a corporation or a trust are examples of contracts where the Owner pays current tax on the contract’s earnings.

There are several exceptions to this rule. For example, the Code treats a contract as owned by an individual if the nominal owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

In the case of a contract issued after June 8, 1997 to a taxpayer that is not an individual, or a contract held for the benefit of an entity, the entity will lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the Owner pays tax on the annual increase in the Contract Value. Entities that are considering purchasing the contract, or entities that will benefit from someone else’s ownership of a contract, should consult a tax advisor.

Age at which annuity payouts must begin.    Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract’s purchase payments paid and earnings. If annuity payments begin on a date that the IRS determines does not satisfy these rules, interest and gains under the contract could be taxable each year as they accrue.

No guarantees regarding tax treatment.    We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the remainder of this discussion assumes that your contract will be treated as an annuity contract for federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your contract.

Partial withdrawals and surrenders.    A partial withdrawal occurs when you receive less than the total amount of the contract’s Surrender Value. In the case of a partial withdrawal, you will pay tax on the amount you receive to the extent of the gain in your contract, i.e. the excess Contract Value before the partial withdrawal over your “investment in the contract.” (This term is explained below.) This income (and all other income from your contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

A surrender occurs when you receive the total amount of the contract’s Surrender Value. In the case of a surrender, you will pay tax on the amount you receive to the extent it exceeds your “investment in the contract.”

Your “investment in the contract” generally equals the total of your purchase payments under the contract, reduced by any amounts you previously received from the contract that you did not include in your income.

In the case of systematic withdrawals, the amount of each withdrawal should be considered a distribution and each taxed in the same manner as a withdrawal from the contract.

There is some uncertainty regarding the tax treatment of the Market Value Adjustment when the Market Value Adjustment is applied. The IRS has authority to address this uncertainty. However, as of the date of this prospectus, the IRS has not issued any clarifying regulations. In the event of a withdrawal, to determine the extent to which your Contract Value exceeds your “investment in the contract,” we will disregard the amount of the Market Value Adjustment.

Assignments and Pledges.    The Code treats any assignment or pledge of (or agreement to assign or pledge) any portion of your Contract Value as a withdrawal of such amount or portion.

Gifting a contract.    If you transfer ownership of your contract — without receiving a payment equal to your Contract Value — to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your “investment in the contract.” In such a case, the new owner’s “investment in the contract” will be increased to reflect the amount included in your income.

Taxation of annuity payouts.    The Code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your “investment in the contract.” We will notify you annually of the taxable amount of your annuity payout.

Pursuant to the Code, you will pay tax on the full amount of your annuity payouts once you have recovered the total amount of the “investment in the contract.” If annuity payouts cease because of the death of the Annuitant and before the total amount of the “investment in the contract” has been recovered, the unrecovered amount generally will be deductible.

If proceeds are left with us (Optional Payment Plan 4), they are taxed in the same manner as a surrender. The Owner must pay tax currently on the interest credited on these proceeds. This treatment could also apply to Plan 3 if the payee is at an advanced age, such as age 80 or older.

Taxation of death benefits.    We may distribute amounts from your contract because of the death of an Owner, a Joint Owner, or an Annuitant. The tax treatment of these amounts depends on whether the Owner, Joint Owner, or Annuitant dies before or after the contract’s Annuity Date.

Before the contract’s Annuity Date.    If received under an annuity payout option, death benefits are taxed in the same manner as annuity payouts.

If not received under an annuity payout option, death benefits are taxed in the same manner as a withdrawal.

After the contract’s Annuity Date.    If received in accordance with the existing annuity payout option, death benefits are excludible from income to the extent that they do not exceed the unrecovered “investment in the contract.” All annuity payouts in excess of the unrecovered “investment in the contract” are includible in income.

If received in a lump sum, the tax law imposes tax on death benefits to the extent that they exceed the unrecovered “investment in the contract” at that time.

Penalty taxes payable on partial withdrawals, surrenders, or Annuity Payouts.    The Code may impose a penalty tax equal to 10% of the amount of any payment from your contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include withdrawals, surrenders, or annuity payouts that:

•	you receive on or after you reach age 59 1/2;

•	you receive because you became disabled (as defined in the tax law);

•	a beneficiary receives on or after the death of the Owner; or

•	you receive as a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Special rules if you own more than one contract.    In certain circumstances, you must combine some or all of the non-qualified contracts you own in order to determine the amount of an annuity payout, a surrender or a withdrawal that you must include in income. For example:

•	if you purchase a contract offered by this prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract;

•	if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract.

The effects of such aggregation are not clear. However, it could affect:

•	the amount of a surrender, a withdrawal or an annuity payout that you must include in income; and

•	the amount that might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called “qualified contracts.” In considering the appropriateness of the contract for use as a qualified contract, you should take into account that this contract must be purchased with a single purchase payment. Generally, this requirement will limit use of the contract to situations involving a rollover or transfer from another qualified retirement plan. We do not currently offer all of the types of qualified contracts described, and may not offer them in the future. Prospective purchasers should contact our Home Office to learn the availability of qualified contracts at any given time.

The federal income tax rules applicable to qualified plans are complex and varied. As a result, this prospectus makes no attempt to provide more than general information about use of the contract with the various types of qualified plans. Persons intending to use the contract in connection with a qualified plan should obtain advice from a competent advisor.

Types of Qualified Contracts.    Some of the different types of qualified contracts include:

•	Individual Retirement Accounts and Annuities (“Traditional IRAs”);

•	Roth IRAs;

•	Simplified Employee Pensions (“SEPs”);

•	Savings Incentive Matched Plan for Employees (“SIMPLE plans” including “SIMPLE IRAs”);

•	Public school system and tax-exempt organization annuity plans (“403(b) plans”);

•	Qualified corporate employee pension and profit-sharing plans (“401(a) plans”); and qualified annuity plans (“403(a) plans”);

•	Self-employed individual plans (“H.R. 10 plans” or “Keogh Plans”); and

•	Deferred compensation plans of state and local governments and tax-exempt organizations (“457 plans”).

Terms of qualified plans and qualified contracts.    The terms of a qualified retirement plan may affect your rights under a qualified contract. When issued in connection with a qualified plan, we will amend a contract as generally necessary to conform to the requirements of the type of plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Treatment of qualified contracts compared with non-qualified contracts.    Although some of the federal income tax rules are the same for both qualified and non-qualified contracts, many of the rules are different. For example:

•	The Code generally does not impose tax on the earnings under either Qualified or non-qualified contracts until received.

•	The Code does not limit the amount of purchase payments and the time at which purchase payments can be made under non-qualified contracts. However, the Code does limit both the amount and frequency of purchase payments made to qualified contracts.

•	The Code does not allow a deduction for purchase payments made for non-qualified contracts, but sometimes allows a deduction or exclusion from income for purchase payments made to a qualified contract.

The federal income tax rules applicable to qualified plans and Qualified Contracts vary with the type of plan and contract. For example:

•	Federal tax rules limit the amount of purchase payments that can be made and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the circumstances of the plan participant, e.g., the participant’s compensation.

•	Under most qualified plans, e.g., 403(b) plans and Traditional IRAs, the Owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these “minimum distribution rules” do not apply to a Roth IRA.

Amounts received under qualified contracts.    Federal income tax rules generally include distributions from a qualified contract in your income as ordinary income. Purchase payments that are deductible or excludible from income do not create “investment in the contract.” Thus, under many qualified contracts there will be no “investment in the contract” and you include the total amount you receive in your income. There are exceptions. For example, you do not include amounts received from a Roth IRA if certain conditions are satisfied. For example, failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional

IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

Federal penalty taxes payable on distributions.    The Code may impose a penalty tax equal to 10% of the amount of any payment from your qualified contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:

•	received on or after the Owner reaches age 59 1/2;

•	received on or after the Owner’s death or because of the Owner’s disability (as defined in the tax law);

•	received as a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer; or

•	received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

MOVING MONEY FROM ONE QUALIFIED CONTRACT OR QUALIFIED PLAN TO ANOTHER

Rollovers and transfers.    In many circumstances you may move money between qualified contracts and qualified plans by means of a rollover or a transfer. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a qualified advisor before you move or attempt to move funds between any qualified contract or plan and another qualified contract or plan.

Direct rollovers.    The direct rollover rules apply to certain payments (called “eligible rollover distributions”) from section 401(a) plans, section 403(a) or (b) plans, H.R. 10 plans, and qualified contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or certain section 457 plans.) The direct rollover rules require federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the Owner elects to have the amount directly transferred to certain qualified contracts or plans.

Prior to receiving an eligible rollover distribution from us, we will provide you with a notice explaining these requirements and how you can avoid 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, federal income tax rules may require us to withhold tax. At the time you request a withdrawal, surrender, or annuity payout, we will send you forms that explain the withholding requirements.

CHANGES IN THE LAW

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

Requesting Payments

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any partial withdrawal or surrender proceeds within seven days after receipt at our Home Office of a request in good order for a partial withdrawal or surrender. We also will ordinarily make payment of lump sum death benefit proceeds within seven days from the receipt of due proof of death. We will determine payment amounts as of the date on which our Home Office receives the payment request or due proof of death. We reserve the right to defer payments from the Guarantee Account or our General Account for a withdrawal and surrender for up to six months from the date we receive your payment request.

In most cases, when we pay death benefit proceeds in a lump sum, we will pay these proceeds either:

(1)	to your designated beneficiary directly in the form of a check; or

(2)	by establishing an interest bearing account, called the “GE Secure Access Account,” for the designated beneficiary, in the amount of the death benefit proceeds payable.

When establishing the GE Secure Access Account we will send the beneficiary a checkbook within 7 days after we receive all the required documents, and the beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The GE Secure Access Account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the GE Secure Access Account. If we do not receive instructions from the designated beneficiary with regard to the form of death benefit payment, we will automatically establish the GE Secure Access Account.

We may defer making any payments attributable to a check or draft that has not cleared until we are satisfied that the check or draft has been paid by the bank on which it is drawn.

Sales of the Contract

Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) (“Capital Brokerage”) is the distributor and principal underwriter of the Contracts. Capital Brokerage, a Washington corporation and an affiliate of ours, is located at 201 Merritt 7, PO Box 5005 Norwalk, Connecticut 06856-5005. Capital Brokerage is registered with the SEC under the Securities Exchange Act of 1934 (the “1934 Act”) as a broker-dealer, and is a member of the NASD.

Capital Brokerage offers the contracts through its registered representatives who are registered with the NASD and with the states in which they do business. More information about Capital Brokerage and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. Registered representatives with Capital Brokerage are also licensed as insurance agents in the states in which they do business and are appointed with the Company.

We pay commissions and other marketing related expenses associated with the promotion and sales of the contracts to Capital Brokerage. The amount of the commission varies but is not expected to exceed approximately 5% of your purchase payment. We may, on occasion, pay a higher commission for a short period of time as a special promotion. We pay commissions either as a percentage of the purchase payment at the time we receive it, as a percentage of Contract Value on an ongoing basis, or in some cases, a combination of both. The commission or a portion of it will be returned to us if the contract is surrendered during the first Contract Year.

We may offer a range of initial commission and persistency trail commission options (which will take into account, among other things, the length of the Guarantee Term). We may pay commissions on the election of subsequent guarantee terms if the Contract Value is applied to a subsequent guarantee term.

When a contract is sold through a registered representative of Capital Brokerage, Capital Brokerage passes through a portion of the sales commission to the registered representative who sold the contract. Because registered representatives of Capital Brokerage are also agents of ours, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards.

Capital Brokerage may enter into selling agreements with other broker-dealers (including our affiliate, Terra Securities Corporation) registered under the 1934 Act to sell the Contracts. Under these agreements, the commission paid to the broker- dealer is not expected to exceed the amount described above. When a contract is sold through another broker-dealer, Capital Brokerage passes through the entire amount of the sales commission to the selling broker-dealer; that broker-dealer may retain a portion of the commission before it pays the registered representative who sold the contract.

We also may make other payments for services that do not directly involve the sales of the contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and investment expenses and costs of contract benefits through charges imposed under the contracts. Commissions paid on the contracts, including other incentives and payments, are not charged directly to you.

Additional Information

OWNER QUESTIONS	The obligations to Owners under the contracts are ours. Please direct your questions and concerns to us at our Home Office at the address and telephone number listed on page 1 of this prospectus.

RETURN PRIVILEGE

Within the 20-day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to our Home Office, Annuity New Business, 6610 W. Broad Street, Richmond, Virginia 23230. If you cancel your contract, it will be void. Unless state law requires that we return your purchase payment, the amount of the refund you receive will equal your purchase payment adjusted for any Market Value Adjustment.

STATE REGULATION

As a life insurance company organized and operated under the laws of the Commonwealth of Virginia, we are subject to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. The Commission conducts a full examination of our operations at least every five years.

RECORDS AND REPORTS

At least once each year, we will send you a report showing information about your contract for the period covered by the report. The report will show your purchase payment, Contract Value, Surrender Value, interest credited, withdrawals and charges made during the statement period. In addition, when you make your purchase payment and withdrawals, you will receive a written confirmation of these transactions.

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the 1933 Act, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Company and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC’s website at http://www.sec.gov.

GE Life and Annuity Assurance Company

BUSINESS

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871 to The Life Insurance Company of Virginia. General Electric Capital Corporation (“GE Capital”) acquired us from Aon Corporation on April 1, 1996. GE Capital subsequently contributed us to its wholly owned subsidiary, GE Financial Assurance Holdings, Inc. (“GE Financial Assurance”) and ultimately the majority of the outstanding common stock to General Electric Capital Assurance Company (“GECA” or “GE Capital Assurance”). As part of an internal reorganization of GE Financial Assurance’s insurance subsidiaries, the Harvest Life Insurance Company (“Harvest”) merged into us on January 1, 1999. At this time we were renamed GE Life and Annuity Assurance Company. Harvest’s former parent, Federal Home Life Insurance Company (“Federal”), received our common stock in exchange for its interest in Harvest.

We principally offer annuity contracts, institutional stable value products, and life insurance. We do business in the District of Columbia and all states except New York. Our principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230.

We are one of a number of subsidiaries of GE Financial Assurance, a holding company that, through its subsidiaries, provides consumers financial security solutions by selling a wide variety of insurance, investment and retirement products, and consumer protection packages primarily in North America and Asia. GE Financial Assurance’s product offerings are divided along four major segments of consumer needs:

(1)	Wealth Accumulation and Transfer;

(2)	Mortgage Insurance;

(3)	Lifestyle Protection and Enhancement; and

(4)	Auto and Home Insurance.

As an integral part of GE Financial Assurance, we are able to leverage the strengths of a global organization. We do so to offer consumers a wide variety of products through the convenience of diverse distribution channels. In addition, we are able to utilize GE Financial Assurance’s centers of excellence to provide world-class customer service within a competitive cost structure.

Our financial information, including the information contained in this prospectus, report filed on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to such reports, may be viewed at the United States Securities and Exchange Commission (“SEC”) Public Reference Room in Washington, D.C. or at the SEC’s Internet site at www.sec.gov.

OWNERSHIP

GE Financial Assurance indirectly owns approximately ninety-seven percent of our outstanding common stock. The stock is owned directly by GE Capital Assurance and Federal. GE Capital Assurance, which directly owns approximately eighty-five percent of our outstanding common stock, and Federal, which owns approximately twelve percent of our outstanding common stock, are indirectly owned by GE Financial Assurance. The remaining shares of our outstanding common stock are owned by Phoenix Life Insurance Company, Inc. (“Phoenix”). All of our outstanding non-voting preferred stock is owned by GE Financial Assurance. GE Financial Assurance is a wholly-owned subsidiary of GE Capital on December 31, 2002, which in turn is wholly owned, directly or indirectly, by General Electric Company (“GE”).

On March 5, 2003, GE Capital contributed all of GE Financial Assurance outstanding common stock to GEI, Inc., a newly formed holding company. GEI, Inc., is a wholly owned subsidiary of GE Capital.

All guarantees under the contract are made by GE Life and Annuity Assurance Company. No guarantees are made by GE Capital Assurance, Federal, Phoenix, GE Financial Assurance, GE Capital, GEI, Inc. or GE.

STRATEGY	We believe that the following trends have increased and will continue to increase the demand for innovative retirement products and services to solve financial needs and challenges:

•	changes in demographics such as the increased number of baby boomers entering middle and late middle age;

•	longer life expectancies due to healthy lifestyles and medical advances;

•	the reduction in government- and employer-sponsored benefit programs; and

•	growth of the new middle income classes and the shift towards consumers taking control of their own investment, retirement and protection needs.

Our strategy, which is integrated with the strategy of GE Financial Assurance’s other insurance companies, is designed to meet the consumers’ financial needs created by these trends by offering a broad array of insurance and investment products and services through our two primary channels of distribution.

Our approach to this opportunity is to maintain distinct product and distribution capabilities designed to deliver innovative products and services to help consumers invest, protect and retire. Most of our products are targeted at middle- to upper-income consumers. To date, we have operated entirely in the United States.

Our strategy is to be a consumer financial solutions provider through:

•	intense customer focus;

•	expansion of product and distribution channels through core business growth; and

•	cost and speed competitiveness.

These elements are further supported by a strong foundation of operating fundamentals. Our strategy consists of the following four elements:

•	Customer Focus. We focus on two sets of customers:

(1)	consumers; and

(2)	distribution partners/producers.

Our core concept is to be customer needs driven and to simplify consumers’ financial lives. To accomplish this, we offer not only products but also financial planning tools and education to enable personalized solutions that provide options and choices for consumers and their advisors. By providing financial solutions for every stage of a consumer’s life, either directly or through our affiliates, we believe we will differentiate ourselves from our competitors and create an affinity with customers that will translate into lifetime relationships. In addition, we focus on continuously expanding the support services and technology offered to our distribution channels.

•	Growth. This element begins with our focus on driving core business growth, building our distribution capabilities, and maintaining a broad range of fresh, innovative products and services. We focus on key customer groups and distribution channels that are well positioned to maximize marketplace penetration. We believe that our customers are becoming increasingly sophisticated in assessing their needs for savings, insurance and retirement. Our products and services are designed to meet needs based on input from consumers and the distributors who service them. To enable us to obtain this input, we endeavor to create and maintain direct contact with our key consumer and distribution groups. We see branding as increasingly important in the competitive financial services industry. We therefore actively promote the GE brand, which is highly attractive to consumers and distributors.

Our distribution strategy is focused on penetrating our targeted markets through two types of distribution methods:

—	intermediaries; and

—	career or dedicated sales forces.

Through each distribution method, we believe core growth will be driven by the following factors:

—	strong product development;

—	disciplined marketing and sales;

—	expansion of specific distribution relationships; and

—	selective cross marketing of products.

In addition, we believe our commitment to technology investments has allowed us to capitalize on two fundamental opportunities to further accelerate our growth:

(1)	making our existing businesses and ways of serving consumers more effective by being faster and more cost efficient; and

(2)	creating entirely new product and service capabilities or processes to build new ways of reaching consumers and our distributors.

Although our primary focus will be on increasing our sales of existing products by enhancing our marketing, new product development and service capabilities, and driving distribution efficiency, we will continue to consider opportunities to enter new markets. We believe entry into these new markets will be accomplished through:

—	development of new products for sale through existing or new channels;

—	creation of new distribution segments; and

—	alliances with entities with presence in attractive markets or distribution channels.

•

Cost and Speed Competitiveness.     We recognize that consolidation in the financial services industry will create fewer, but larger, competitors. Our ability to effectively compete will be dependent upon many factors, including our ability to maintain operating scale and reduce our expenses through areas such as eliminating duplicate functions, utilizing affiliates in lower cost locations (such as India) to centralize back office processes, leveraging buying power, and the use of enhanced technology to achieve operational efficiencies. In addition, we believe the speed and responsiveness of business processes is critical to being competitive. While we believe that the diversity of GE Financial Assurance’s distribution channels is also a competitive advantage, we recognize the need to coordinate our efforts with our affiliates to provide a unified face to our customers and distributors. We are committed to service excellence through the implementation of quality initiatives and technology to provide timely and efficient response to all consumer inquiries, needs and requests. In addition, we are continuously analyzing means by which we can leverage technology. We believe the benefits from this initiative include improved customer service, expanded product and service offerings, and increased operating efficiency for both our customers and us. We believe that our continued success will be predicated upon our ability to achieve game-changing efficiencies through the use of new technologies, digital processes and the Internet.

•	Strong Foundation of Operating Fundamentals. Our dedication to providing quality products to our customers rests on maintaining a strong risk management, compliance, and controllership focus. We believe this focus provides a solid foundation for our successful execution of our business strategy. Risk management, compliance and controllership processes and practices have been a long-standing strength of ours. We have developed processes and practices appropriate for our operating businesses by leveraging the experience of the GE system. We maintain a dynamic system of internal controls designed to ensure financial reporting, appropriate design of products and management of in-force blocks of business, sound investment management, adherence to compliance and regulatory practices, protection of physical and intellectual property, and efficient use of resources.

Products

WEALTH ACCUMULATION AND TRANSFER PRODUCTS	Our products are divided along two of GE Financial Assurance’s four segments of consumer needs:
—	Wealth Accumulation and Transfer; and

—	Lifestyle Protection and Enhancement.

Customers use Wealth Accumulation and Transfer products as vehicles for accumulating wealth, often on a tax-deferred basis, providing income during retirement, transferring wealth to beneficiaries or providing a means to replace the insured’s income in the event of premature death.

Our principal product lines under the Wealth Accumulation and Transfer segment are:

—	deferred annuities (variable and fixed);

—	institutional stable value products (guaranteed investment contracts (“GICs”) and funding agreements); and

—	life insurance (universal, variable and interest sensitive).

DEFERRED ANNUITIES

Premiums related to single and flexible premium deferred annuities are reported as deposit liabilities in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Variable Annuities.    A variable annuity has an accumulation period and a payout period. The main difference from fixed annuities is that the contract owner can place all or a portion of their premiums in a separate account maintained for variable annuities, distinct from our general assets and liabilities. Assets held in separate accounts supporting variable annuity contracts aggregated $6,962.5 million, $8,739.5 million and $10,112.6 million, at December 31, 2002, 2001, and 2000, respectively. Our deposit liabilities not held in the separate account for variable annuities (i.e., amounts included in future annuity and contract benefits on the Consolidated Balance Sheets) were $1,929 million, $1,319 million and $541 million for December 31, 2002, 2001 and 2000, respectively. Our deposits received for variable annuities during these same periods were $1,595 million, $2,279 million, and $3,152 million, respectively.

Contract owners have the discretion to allocate their premiums among several available subaccounts (which invest in portfolios of mutual funds), as well as a fixed account, which is part of the general account assets. The cash surrender value of a variable annuity policy depends on how long payments have been in the policy and the performance of the underlying funds in which the contract owner has allocated assets.

There is no guaranteed minimum rate of return in the subaccounts. Similarly, during the variable annuity’s payout period, the payments distributed may fluctuate with the performance of the underlying subaccounts selected (a fixed annuity payout may also be available depending upon the individual contract provisions). Variable annuities provide us with fee-based revenue in the form of mortality and expense charges, as well as administrative fees charged to assets allocated to the separate account.

Many of our variable products include guaranteed minimum death benefit (“GMDB”) features. As of December 31, 2002, the account value of these products was approximately $8,685 million, with related death benefit exposure of $2,287 million. Approximately 73% of this in-force exposure is reinsured. At December 31, 2002, policies with GMDB features not covered by reinsurance, had an account value of $2,383 million and a related death benefit risk of $409 million. In addition to reinsurance, we establish reserves equal to the accumulated value of the charges for the benefit less any death benefit claims. These reserves are then tested stochastically, using historical return and volatility parameters, to ensure that they are adequate. We evaluate our pricing of the GMDB features and seek price increases when appropriate. Due to reinsurers withdrawing from the market place and revising their quoting processes, we do not anticipate reinsurance to be a viable method of transferring risks for new business in the future.

We have not offered, and do not anticipate offering, variable annuity products with guaranteed minimum income benefits that:

(i)	allow the customer an option whether to exercise the guarantee after the contract has been issued;

(ii)	allow the customer to allocate assets among multiple subaccounts; and

(iii)	allow the customer to time the market with lump sum investments.

These types of products are sometimes referred to as Guaranteed Minimum Income Benefit (“GMIB”) products. In addition, we have not offered variable annuity products with guaranteed minimum accumulation benefits, which are sometimes referred to as Guaranteed Minimum Accumulation Benefit (“GMAB”) products.

One of our variable annuities, the GE Retirement Answer (“GERA”) annuity, does guarantee a minimum income stream at the end of the accumulation period. However, GERA does not have the other features of a GMIB product described above. GERA is a variable deferred annuity that has a minimum 10-year scheduled purchase payment period. The customer must select the annuitization date at the time of application. The purchase payments are systematically allocated to a single underlying balanced investment portfolio managed by an affiliate. If a contract owner makes the required scheduled payments, they are guaranteed a minimum income stream at the end of the accumulation period. This payment stream may be higher than the minimum based upon the performance of the underlying separate accounts of the product. GERA was a new product in 2002 and our deposits received were $60.7 million. GERA has a different risk profile than the GMIB products discussed above. Purchase payments are invested in a single, balanced portfolio, avoiding the potential concentration of investment risk in less diversified sub-accounts. The scheduled purchase payments automatically “dollar cost average” the investments during the accumulation period. This dollar cost averaging provides some protection against significant losses during periods of market volatility. GERA also has a ten-year minimum accumulation period and a minimum ten-year payout period, providing further protection against short term market volatility.

Fixed Annuities.     A fixed single premium deferred annuity (“SPDA”) provides for a single premium payment at time of issue, an accumulation period, and an annuity payout period at some future date. A flexible premium deferred annuity (“FPDA”) provides the same features but allows the owner to make additional payments into the contract. Initially, we credit the account value of the annuity with interest earnings at a current interest rate (the crediting rate) that is guaranteed for a period of time. After this period, the crediting rate is subject to change based on prevailing market rates and product profitability. Each contract also has a minimum guaranteed rate. The accrual of interest during the accumulation period is generally on a tax-deferred basis to the contract owner. After the number of years specified in the annuity contract, the owner may elect to have the proceeds of the annuity as a single payment, a specified income for life, or a specified income for a fixed number of years. The owner is permitted at any time during the accumulation period to withdraw all or part of the premium paid plus the amount credited to his or her account subject to contract provisions which vary from product to product, such as surrender charges and market value adjustments. Our deposit liabilities for fixed annuities as of December 31, 2002, 2001 and 2000 were $944.9 million, $1,030 million, and $1,158 million, respectively. Our deposits received for the same periods were $59.2 million, $99.2 million, and $1.2 million, respectively.

At least once each month, we establish an interest-crediting rate for our new fixed SPDA policies and new deposits into FPDA policies. In determining our interest-crediting rate on new deposits, management considers our competitive position, prevailing market rates, and the profitability of the annuity products. After contract issue, we maintain the initial crediting rate for a minimum period of one year. Thereafter, we may adjust the crediting rate not more frequently than once per year for a given deposit. Interest rates credited on our in-force SPDA and FPDA policies ranged from 3.0% to

6.1% during 2002. All of our fixed annuity products have minimum guaranteed crediting rates ranging from 3.0% to 4.0% for the life of the contract.

A subset of our fixed annuities is the fixed market value adjusted deferred annuity (“MVA”). This annuity is an SPDA with an MVA feature that increases or decreases the surrender value of the contract in the event that a contract owner surrenders the annuity prior to the end of the guarantee term. The MVA reflects changes in interest rates since the beginning of the guarantee term, thereby protecting us from losses due to higher interest rates at the time of surrender. Our MVA annuities generally have terms of 5, 7, 8, and 10 years. Interest rates credited on our in-force MVA policies ranged from 3.0% to 6.5% during 2002. In 2002, we issued MVA policies that had surrender charges of 6.0% of the account value starting in the year of policy issue and will decrease to zero at the annuity commencement date (generally age 90 or 10 years after issue). The owner may withdraw the previous 12 months of interest without penalty. At least once each month, we establish an interest-crediting rate for new MVA policies. In determining our interest-crediting rate on new policies, management considers our competitive position, prevailing market rates, and the profitability of the MVA annuity product. After policy issue, we maintain the initial crediting rate for the guarantee period. Thereafter, the policy may renew into any guarantee term from those that we offer. The minimum guaranteed crediting rate for the MVA annuity product is 3%

for the life of the policy. The fixed MVA annuity was a new product in 2002. Our deposit liabilities as of December 31, 2002 were $47.9 million and our deposits received for the year ended December 31, 2002 were $47.1 million.

INSTITUTIONAL STABLE VALUE PRODUCTS

GICs are purchased by Employee Retirement Income Security Act (“ERISA”) qualified benefit plans, including but not limited to, 401(k) plans where plan participants elect a stable value option. Funding agreements operate substantially similarly to GICs, are purchased by institutional accredited investors for various kinds of funds and accounts that are not ERISA qualified. Examples of purchasers include money market funds, bank common trust funds, and other corporate and trust accounts. Our deposit liabilities for institutional stable value products as of December 31, 2002, 2001, and 2000 were $5,263 million, $5,960 million, and $5,568 million, respectively. Our sales for the years ended December 31, 2002, 2001 and 2000 were $724.9 million, $1,361 million, and $1,945 million, respectively.

GICs typically credit interest at a fixed interest rate and have a fixed maturity typically ranging from 2 to 6 years. A small percentage of our GICs (based on dollar amount) use an index instead of a fixed rate. Both rates and maturities are set at the time of sale. Substantially all GICs allow for the payment of benefits at contract value to ERISA plan participants in the event of death, disability, retirement, or change in investment election. We underwrite these risks before issuing a GIC to a plan. We rarely pay out under these options. In addition, we require plans buying our GICs to have certain restrictions on participant transfers to money market and similar funds in order to reduce disinter-mediation risk. Our GICs can also be terminated prior to their maturity by the contract owner, but only after an adjustment to the contract value for changes in the level of interest rates and the application of a significant penalty (net payment amount may not exceed contract value).

Funding agreements credit interest at a rate that is indexed to U.S. Dollar LIBOR (London Interbank Offered Rate) or that is fixed at the time of purchase. Indexed funding agreements are typically renewed annually, however, a majority of these contracts contain a “put” provision through which either the company or the contract owner can terminate the funding agreement after giving notice within the contract’s specified notice period (generally a period of 90 days or less). The aggregate amount of outstanding funding agreements with put option features were approximately $1,875 million and $2,323 million as of December 31, 2002 and 2001, respectively. We have established a committed line of credit with GNA Corporation, an indirect parent, to provide liquidity in the event of an unusual level of early terminations. We have an aggregate amount outstanding of $685 million of funding agreements that contain no early termination provision and are used by contract owners to back notes they issue to investors.

The risk management process for funding agreements requires controls on both the liabilities and the assets supporting this product. The liabilities have limits on exposure to a customer, on “put” exposure to individual customers and on the overall portfolio put exposure. Further, we have established limits for exposure to asset types, maturity terms, index mismatch and quality ratings. Collectively, we believe these risk management approaches provide for sound product line liquidity.

LIFE INSURANCE

We offer permanent life insurance products that provide protection for the entire life of the insured and allow for cash value accumulation. These products include variable life, variable universal life (“VUL”), interest-sensitive whole life insurance (“ISWL”), and universal life insurance (“UL”). Our life insurance policies provide a death benefit payable upon death of the insured. Owners of permanent insurance pay premiums that are applied to account value, net of any expense charges. We deduct from the account value cost of insurance charges, which vary by age, gender, plan and class of insurance. We determine our cost of insurance each year in advance, which is subject to a maximum stated in each policy. The owner may access account value through policy loans, partial withdrawals, and full surrender of the policy. Some withdrawals and surrenders are subject to surrender charges. Our annualized premiums of life insurance in-force for the years ended December 31, 2002, 2001, and 2000 were $211.8 million, $238.8 million, and $265.9 million, respectively. First year premiums received for these same periods were $28.1 million, $37.5 million, and $47.3 million, respectively.

We credit the account value for ISWL and UL policies with interest at an interest rate we determine in advance and generally guarantee for a policy year at a time. Policies have a minimum credited interest rate, which varies by policy and ranges from 4.0% to 5.5%. ISWL and UL differ in two major ways. ISWL requires the contract owner to pay a fixed premium we determine each year, while UL allows a contract owner to determine the amount of premium to be paid, subject to certain minimum and maximum values. Also, the ISWL death benefit is fixed at issue, while the contract owner may decrease and (subject to evidence of good health) increase the death benefit on a UL policy.

The main difference between variable life insurance and VUL from non-variable life insurance is that the policyholder can place all or a portion of their premiums in a separate account that is maintained for the relevant variable life insurance policies and that is distinct from our general assets and liabilities. Assets held in separate accounts supporting variable life insurance policies aggregated $220.3 million, $254.8 million, and $280.6 million at December 31, 2002, 2001 and 2000, respectively. Policyholders may elect to allocate their premiums among several investment subaccounts with varying degrees of risk and investment objectives. A variable life or VUL insurance policy’s cash surrender value depends on the policy’s age and the performance of these underlying funds. There is no guaranteed minimum rate in the subaccount component of variable life insurance. Variable life and VUL insurance policies provide us with fee-based revenue in the form of mortality and expense fees and administrative fees charged to the separate account and/or the policyholder’s account.

LIFESTYLE PROTECTION AND ENHANCEMENT PRODUCTS

Customers use Lifestyle Protection and Enhancement products to protect their income and assets from the adverse economic impacts of significant health care costs.

Our principal product line under the Lifestyle Protection and Enhancement segment is accident and health insurance. The primary product in this line is Medicare supplemental insurance. Our Medicare supplemental insurance covers all Medicare eligible expenses incurred for hospitalization to the extent not covered by Medicare. These products are sold to individuals through career agents.

PRODUCTS/ SERVICE CENTERS	Our primary product service centers for creating and servicing our products are as follows:

—	the annuity and institutional stable value product businesses operate primarily in Richmond, Virginia; and

—	the life insurance and accident and health business operates primarily in Lynchburg, Virginia.

We leverage GE Financial Assurance’s global presence to support these service centers through an affiliate’s operations in India. The Indian operations provide call center support, internet assistance, and new business administration to promote cost efficiencies and to enhance customer service.

RATINGS

Ratings with respect to financial strength have become an important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in us and our ability to market our products. The following reflects ratings for each of the rating agency’s opinion of our financial strength, operating performance and ability to meet our obligations to policy holders.

A.M. Best Rating	S&P Rating	Moody’s Rating
A+ (superior)	AA (very strong)	Aa2 (excellent)

Marketing and Distribution

We currently distribute our products through two primary channels:

—	intermediaries, such as banks, securities brokerage firms, brokerage general agencies (“BGAs”), financial planning firms, accountants, affluent market producers, and specialized brokers; and

—	career or dedicated sales forces.

GE Financial Assurance has developed a web portal called GEFinancialPro.com for our distribution channels and for those of our affiliates. This web portal improves productivity for financial intermediaries and agents by enabling business submissions, account tracking, and status updates through the Internet. In addition, GE Financial Assurance has developed The GE Financial Service site, GEFinancialService.com, for intermediaries and consumers. The GE Financial Service site provides similar services for these customers, giving them the ability to change everything from addresses to investment accounts online.

INTERMEDIARIES

Banks and Securities Brokerages.    Banks and securities brokerage firms are a significant channel for our fixed and variable annuities, and life insurance products. This channel is focused on the growing retirement income market and has increased the sales force to capture a larger share of the variable annuity marketplace.

Approximately 26% of our variable annuity product sales in 2002 were through two national stock brokerage firms. However, we do not believe that the loss of such business would have a long-term adverse effect on our business and operations due to our competitive position in the marketplace, the availability of business from other distributors, the growth of the independent broker-dealer and financial planner channels, and our mix and penetration of other products.

BGAs.    We, as well as our affiliates, distribute many of our products through more than 300 independent insurance brokerage firms located throughout the United States. These BGAs market our products through licensed insurance agents or brokers, who also represent other companies. We believe our consistent commitment to this system has helped us earn a reputation as a leading provider of insurance products among BGAs.

Financial Planners, Accountants, and Affluent Market Producer Groups.    We sell some of our products through financial planners, accountants, and affluent market producer groups. These groups emphasize providing investment and insurance products to middle and upper income individuals. We believe that financial planners, accountants, and affluent market producer groups present a sound opportunity for growth within the intermediary distribution channel.

Specialized Brokers.    We sell GICs via fund managers, employee benefit investment advisors, directly to employee benefit plans and through GIC brokers. We sell funding agreements directly, as well as through brokers.

CAREER OR DEDICATED SALES FORCES

Our career or dedicated sales forces consist primarily of non-employees who sell our products on an exclusive basis. All non-employee dedicated sales force agents are affiliated with an insurance agency. We compensate dedicated sales forces primarily on a commission basis.

These agents develop customized solutions for customers’ future financial requirements by using our annuity and life insurance products. They offer customers financial profiles to assist their understanding and development of financial objectives. They identify prospective customers through:

—	direct mail solicitation;

—	educational seminars;

—	policyholder referrals; and

—	targeted promotions linked to our national advertising campaigns.

Competition

We operate in a highly competitive environment. We believe GE Financial Assurance has assembled a unique collection of products and distribution channels, in which we participate. However, there are competitors that also have assembled a similar array of financial products and have similar strategic goals. We believe that the principal competitive factors in the sale of insurance and annuity products are:

—	product features;

—	commission structure;

—	perceived stability of the insurer;

—	issuer financial strength ratings;

—	service;

—	name recognition;

—	price; and

—	cost efficiency.

Many other companies are capable of competing for sales in our target markets. Our ability to compete is affected in part by our ability to provide competitive products and quality service to the consumer, general agents, licensed insurance agents, and brokers. However, we believe that we compete primarily on the basis of our high level of customer focus, our brand and financial strength, and our competitively priced products.

Risk Management, Compliance, and Controllership

We maintain a strong commitment to risk management and compliance. For example, our commitment to risk management processes, compliance and controllership processes includes requiring underwriting of all new products and reviews of all existing product performance, both of which are reviewed by a team of risk managers and actuaries. In addition, both internal and external periodic reviews of our products, internal processes and pricing strategies are conducted. We also have obtained Insurance Marketplace Standards Association (“IMSA”) certification and have committed to engrain compliance into each and every business function that touches our customers. Our compliance objective is not to just comply with rules and regulations but also demonstrate a level of business integrity that instills consumer trusts in our products and in the insurance industry in general. We were awarded the American Council of Life Insurers highest award for integrity, the ACLI Integrity First Award, for the second straight year.

We maintain a dynamic system of disclosure controls and procedures, including internal controls over financial reporting designed to ensure reliable financial record-keeping, transparent financial reporting and disclosure, and protection of physical and intellectual property. We utilize internal auditors who conduct various audits each year. Senior management oversees the scope and results of these reviews. We continuously reinforce key employee responsibilities around the world through GE’s integrity policies, our “Spirit & Letter,” which requires compliance with law and policy, including financial integrity and avoiding conflicts of interest. These integrity policies are provided to each employee. The team of internal auditors conducts extensive inquiries into compliance with these policies. A strong compliance culture requires employees to raise concerns and prohibits retribution for doing so. All employees, including top management, are accountable for compliance with integrity policies.

We are keenly aware of the importance of full and open presentation of our financial position and operating results. To facilitate this, we maintain a Disclosure Committee, which consists of senior executives who possess exceptional knowledge of our business. We have asked this Committee to evaluate our disclosure controls and procedures, as well as the completeness and accuracy of our financial disclosures, and to report their findings to us.

Underwriting

Insurance underwriting involves a determination of the type and amount of risk that an insurer is willing to accept. Our underwriters evaluate each policy application on the basis of the information provided by the applicant and others. We follow detailed and uniform underwriting practices and procedures, including using certified digital underwriting applications, designed to properly assess and quantify risks before issuing coverage to qualified applicants. The long-term profitability of our products is affected by the degree to which future experience deviates from these assumptions.

Reserves

We establish and carry as liabilities actuarially determined reserves that are calculated to meet our future obligations. Future benefit liabilities for traditional long-duration life insurance contracts and accident and health insurance are based on assumptions with regard to interest, mortality, morbidity, and voluntary withdrawal, and were determined at the date of issue of the policy or date of acquisitions, and may include margins for adverse deviation. These assumptions are appropriate for the contracts being valued, and are computed such that the reserve amounts, together with additions from premiums to be received and with interest on such reserves compounded annually at certain rates, are expected to be sufficient to meet our policy obligation for withdrawal, morbidity and death.

Future benefit liabilities for non-traditional long duration contracts such as interest sensitive life, variable annuities and variable life insurance, are generally based on policy owner account values, to include premiums collected, interest credited, deduction of policy charges and market performance. Reserves for guaranteed minimum death benefits for variable annuities are based on accumulated charges less claims. Reserves include contract reserves, unearned premiums due and unpaid premiums, premium deposits, claims reported but not yet paid, and claims incurred but not reported.

The stability of non-traditional and long duration contract reserves on contracts such as interest sensitive life, variable annuities and variable life insurance is enhanced by policy restrictions on the withdrawal of funds. Withdrawals in excess of allowable penalty-free amounts are generally assessed a surrender charge during a penalty period ranging up to 10 years. Depending on the product, the basis for surrender charges can be a percentage of premium, a percentage of accumulation value, or a factor related to face amount of insurance. Such percentages and factors generally decrease gradually during the penalty period. Surrender charges are set at levels to protect us from loss on early terminations. This lengthens the effective duration of policy liabilities and improves our ability to maintain profitability on such policies. For traditional long duration contracts, funds are either not available for withdrawal or are based on fully withdrawable fixed tables of surrender values.

Reinsurance

We follow the industry practice of reinsuring (ceding) portions of our insurance risks with reinsurance companies. The use of reinsurance permits us to write policies in amounts larger than the risk we are willing to retain on any one life, and also to continue writing a larger volume of new business. The maximum amount of individual life insurance we normally retain on any one insured with an issue age up to and including age 75 is $1 million and for issue ages over 75 is $100,000. Certain accident and health insurance policies are reinsured on either a quota share or excess of loss basis. We also use reinsurance for our Guaranteed Minimum Death Benefit options offered in some variable annuities. We cede insurance primarily on a “treaty” basis, under which risks are ceded to a reinsurer on specific blocks of business where the underlying risks meet certain predetermined criteria. To a lesser extent, we cede insurance risks on a “facultative” basis, under which the reinsurer’s prior approval is required on each risk reinsured. The types of reinsurance we use do not discharge us from liability on the insurance ceded. We are required to pay the full amount of our insurance obligations regardless of whether we are entitled or able to receive payments from the reinsurer. We do not have significant concentrations of reinsurance risk with any one reinsurer.

Regulation

GENERAL REGULATION AT STATE LEVEL

Our insurance business is subject to comprehensive state regulation and supervision throughout the United States. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to, among other things:

—	licensing to transact business;

—	licensing agents;

—	admitting of assets;

—	regulating premium rates;

—	approving policy forms;

—	regulating unfair trade and claims practices;

—	establishing reserve requirements and solvency standards;

—	fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values;

—	restricting certain transactions between affiliates; and

—	regulating the type, amounts, and valuations of investments permitted.

State statutory and regulatory restrictions limit the amount of dividends or distributions an insurance company may pay to its shareholders without regulatory approval.

Virginia, our state of domicile, allows insurance companies domiciled in the state to pay dividends up to the lesser of 10% of prior year statutory surplus or 100% of prior year statutory net gain from operations. Dividends paid or distributed within any twelve consecutive months in excess of the prescribed limits are deemed extraordinary and require formal approval by the Commonwealth of Virginia State Corporation Commission, Bureau of Insurance (the “Commission”).

Virginia insurance laws provide that no person may acquire control of us without the prior approval of the Commission. Any person who acquires beneficial ownership of 10% or more of our voting securities would be presumed to have acquired control. However, the Commission may, upon application, determine otherwise.

We are required to file detailed annual statements with the Commission and with insurance supervisory departments in each of the jurisdictions in which we do business. Our operations and accounts are subject to examination by these departments at regular intervals. We prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Commission, our principal insurance regulator. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations, and general administrative rules.

The NAIC has established risk-based capital (“RBC”) standards to determine the amount of Total Adjusted Capital (as defined by the NAIC) that an insurance company must have, taking into account the risk characteristics of such company’s investments and liabilities. The formula establishes a standard of capital adequacy that is related to risk. The RBC formula establishes capital requirements for four categories of risk:

—	asset risk;

—	insurance risk;

—	interest rate risk; and

—	business risk.

For each category, the capital requirements are determined by applying specified factors to various assets, premium, reserve, and other items, with the factor being higher for items with greater underlying risk and lower for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating regulatory action. At December 31, 2002, we had total adjusted capital in excess of amounts requiring company action or any level of regulatory action at any prescribed RBC Level.

REGULATORY INITIATIVES	State insurance regulators and the NAIC are continually re-examining existing laws and regulations, with a specific focus on:

—	insurance company investments and solvency issues;

—	risk-adjusted capital guidelines;

—	interpretation of existing laws;

—	development of new laws;

—	implementation of non-statutory guidelines; and

—	circumstances under which dividends may be paid.

These initiatives may be adopted by the various states in which we are licensed. However, the ultimate content and timing of any statutes and regulations adopted by the states cannot be determined at this time. It is impossible to predict the future impact of changing state and federal regulations on our operations. In addition, there can be no assurance that existing or future insurance-related laws and regulations will not become more restrictive.

REGULATION AT FEDERAL LEVEL

Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies in several areas, including financial services regulation, pension regulation, and federal taxation, can significantly and adversely affect the insurance industry and our business.

For example, the federal government has from time to time considered other legislative or regulatory changes that could affect us. This includes:

—	legislation relating to the deferral of taxation on the accretion of value within certain annuities and life insurance products;

—	changes in ERISA regulations; and

—	the alteration of the federal income tax structure.

The ultimate effect of any of these changes, if implemented, is uncertain. However, both the persistency of our existing products and our ability to sell products may be materially impacted in the future.

Another recent example is the implementation of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). HIPAA established various requirements related to health benefit plans including medical, dental, and long-term care insurance plans. It generally applies to insurers, providers, and employers. When enacted in 1996, its initial focus was on health benefit plan portability. HIPAA also contains administrative simplification and privacy provisions that were designed to encourage the electronic exchange of health care information and the protection of personal health information. The privacy provisions are to be implemented through regulations issued by the Secretary of Health and Human Services, which regulations were issued in December 2000. The earliest compliance date for the new regulations is April 2003. HIPAA provides for significant fines and other penalties for wrongful disclosure of protected health information. We have modified certain aspects of our infrastructure and procedures to comply with the new requirements. However, we do not expect these changes to have a material impact on our business.

SECURITIES LAWS

Some of our policies and contracts are subject to regulation under the federal securities laws administered by the SEC and certain state securities laws. Some of our separate accounts are registered as unit investment trusts under the Investment Company Act of 1940, as amended. Some of our annuity contracts and all of our variable life insurance policies are registered under the Securities Act of 1933, as amended. Distribution of our variable products is subject to broker-dealer regulation by the SEC and the NASD.

Federal and state securities laws and regulations are primarily intended to benefit owners of our variable annuity and variable life insurance products. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with these laws and regulations. In such event, the possible sanctions that may be imposed include suspension of individual employees, suspension or revocation of one or more registered separate account’s registration as an investment company, censure, and fines.

ERISA

Some of our products are purchased by qualified employee benefit plans. With respect to employee tax favored retirement plans subject to ERISA, Congress periodically has considered amendments to the law’s federal preemption provision which would expose us, and the insurance industry generally, to state law causes of action, and accompanying extra-contractual (e.g., punitive) damages in lawsuits involving, for example, group life and group disability claims. To date, all such amendments to ERISA that would be expected to significantly affect our business have been defeated.

FORWARD-LOOKING STATEMENTS

This documents includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements which represent our belief regarding potential investments gains and losses, recoverability of intangible assets, the effects of competition, the impact of adopting accounting rules, the risk profile of our products, the effectiveness of our liability assets management program, and the adequacy of reserves. These statements are based on our current expectation and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market, and regulatory factors. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

Properties

We conduct our business from various facilities, all of which are leased except for one building in Richmond, Virginia, which we own.

Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements and the related notes to these financial statements.

	Years Ended December 31,
	2002	2001	2000	1999	1998
Total Investments	$11,591.0	$11,779.1	$10,655.4	$9,033.6	$8,163.3
Separate Account Assets	7,182.8	8,994.3	10,393.2	9,245.8	5,528.7
Total Assets	20,348.1	22,452.7	22,612.5	19,957.3	14,760.9
Policyholder Liabilities(1)	18,402.8	20,250.0	20,631.9	18,558.3	13,339.9
Shareholders’ Interest	1,704.2	1,582.2	1,474.7	1,205.7	1,293.8
Total Revenues	1,045.4	1,134.4	1,153.4	1,017.9	939.0
Income Before Cumulative Effect of Change in Accounting Principle	115.8	129.6	163.1	107.9	105.8
Net Income(2)	115.8	123.9	163.1	112.9	105.8

(1)	Policy owner liabilities consist of future annuity and contract benefits, liability for policy and contract claims, other policy owner liabilities and separate account liabilities.
(2)	At January 1, 2001, we recorded $(5.7) cumulative effect of adopting SFAS No. 133, Accounting for Derivatives Instrument and Hedging Activities. At January 1, 1999, we recorded $5.0 cumulative effect of adopting Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance Related Assessments.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

The following analysis of the consolidated financial condition and results of our operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto included herein.

OPERATING RESULTS	Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Overview.    Net earnings before cumulative effect of change in accounting principle in 2002 were $115.8 million, a $13.8 million, or 10.6% decrease from 2001. The decline in the equity markets has adversely impacted our product fee revenues and resulted in an increased amortization expense of deferred acquisition costs on certain variable annuity products. Declining interest rates during the year have resulted in lower investment yields on our fixed maturity portfolio, partially offset by reduced interest crediting rates to our contract holders. In addition, general expenses were lower as a result of cost savings initiatives.

Net Investment Income.    Net investment income decreased $98.7 million, or 14.1%, to $600.2 million in 2002 from $698.9 million in the prior year. These decreases are primarily a result of a decrease in weighted average investment yields to 5.23% in 2002 from 6.51% in 2001 due to the overall declining interest rate environment in addition to a block of floating rate securities included in the portfolio. This decrease was partially offset by higher levels of average invested assets ($11,784 million in 2002 as compared to $11,031 million in 2001).

Net Realized Investment Gains.    Net realized investment gains increased $26.2 million to $55.3 million in 2002 from $29.1 million in 2001. Net investment gains (losses) are comprised of gross investment gains and gross investment (losses). For 2002, gross gains and (losses) were $181.1 million and $(125.8) million, respectively. Included in these gains were $17.6 million related to a securitization transaction conducted by our indirect parent. Impairment losses recognized for 2002 were $77.4 million ($48.8 million after tax) including $40.6 million ($25.6 million after tax) from the telecommunications and cable industries, of which $29.5 million ($18.6 million after taxes) was recognized in the second quarter following the events relating to WorldCom, Inc. For 2001, gross gains and (losses) were $100.5 million and $(71.4) million, respectively. Included in the gross realized investment losses are other than temporary declines in value of $24.1 million (including $15.4 million related to Enron in 2001). We seek to offset investment losses realized from other than temporary impairments and portfolio repositioning with investments gains.

Variable Product Fees.    Variable product fees decreased $17.2 million or 13.1% to $113.9 million in 2002 from $131.1 million in 2001. The decrease in variable product fees primarily resulted from a decline in the daily average separate account values as a result of unfavorable conditions in the equity markets.

Interest Credited.    Interest credited decreased $71.7 million, or 13.4%, to $462.1 million in 2002 from $533.8 million in 2001. This decrease was a result of overall lower crediting rates and lower floating rate liabilities in the institution stable value products, offset in part by an increase in the liabilities of the fixed account investment option of our variable annuity products.

Our weighted average crediting rates for annuities decreased to 4.29% in 2002 from 4.73% in 2001. Our weighted average crediting rates for interest-sensitive life products increased to 5.78% in 2002 from 5.75% in 2001. Changes in our base crediting rates are implemented in response to changes in market conditions, the prevailing interest rate environment, contractual provisions and other factors. We monitor market conditions closely and reset interest crediting rates as deemed appropriate in accordance with the terms of the underlying contracts. During the year, the crediting rates on a number of fixed annuity blocks were reduced to their guaranteed minimum crediting rates.

Benefits and Other Changes in Policy Reserves.    Benefits and other changes in policy reserves include both activity related to future policy benefits on long-duration life and health insurance products as well as claims cost incurred during the year under these contracts. In addition, the bonus feature of our bonus variable annuity products is initially accounted for as a benefit. These amounts decreased $4.1 million or 2.2% to $178.2 million in 2002 from $182.3 million in 2001. The decrease is a result of lower sales of our bonus variable annuity products offset in part by higher levels of mortality on our life insurance products in 2002 compared to the prior year and to a non-recurring release of reserves for life insurance products taken in 2001.

Commission Expenses.    Commission expense decreased $50.6 million, or 31.1%, to $112.1 million in 2002 from $162.7 million in 2001. This decrease was primarily a result of a decline in variable annuity sales attributable to unfavorable conditions in the equity markets and a change in product mix to a lower commission product within the variable annuity line.

General Expenses.    General expenses were $103.5 million in 2002, a decrease of $25.2 million or 19.5% from the 2001 expense of $128.7 million. The decrease is primarily the result of reduced compensation and other cost savings initiatives resulting from integration and consolidation activities.

Amortization of Intangibles, Net.    Amortization of intangibles decreased $16.6 million, or 31.6%, to $35.9 million in 2002 from $52.5 million in 2001. The decrease is a result of a reduction in acquired insurance and annuity contracts and the discontinuation of goodwill amortization with the adoption of SFAS 142 on January 1, 2002. Goodwill amortization in 2001 amounted to $7 million.

Change in Deferred Acquisition Costs, Net.    Deferred acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts. These costs and expenses include commissions, printing, underwriting, policy issuance costs and the bonus feature of certain variable annuity products. Under U.S. GAAP, these costs are deferred and recognized, over time, in relation to either the premiums or gross profits from the underlying contracts. The change in deferred acquisition costs changed $120.2 million, to $(5.1) million in 2002 from $(125.3) million in 2001. This change is primarily a result of a decrease in commission and acquisition costs resulting from a decline in variable annuity sales and an additional $39.6 million amortization expense resulting from adverse equity market performance.

Provision for Income Taxes.    Provision for income taxes decreased $27.2 million or 38.8% to $42.9 million in 2002 from $70.1 million in 2001. Our effective tax rate of 27.0% in 2002 was 8.1 percentage points lower than the effective tax rate of 35.1% in 2001. The decrease is primarily attributable to the tax impact in 2002 of discontinued amortization on non-deductible goodwill, dividend received deductions, and the impact of recurring permanent items on lower pre-tax net income.

Year Ended December 31, 2001 Compared to
Year Ended December 31, 2000

Overview.    Net income before cumulative effect of change in accounting principle was $129.6 million in 2001, a $33.5 million, or 20.5% decrease from 2000. The largest factor contributing to this decrease was the decline in fee revenue from our variable annuity product line. We did not experience a material loss in connection with the events of September 11th.

Net Investment Income.    Net investment income decreased $10.0 million, or 1.4%, to $698.9 million in 2001 from $708.9 million in 2000. The decrease was primarily a result of a decrease in weighted average yield rates to 6.51% in 2001 from 7.47% in 2000. This decrease was partially offset by higher levels of average invested assets ($11,031 million at year end 2001 as compared to $9,842 million at year end 2000).

Net Realized Investment Gains.    Net realized investment gains were $29.1 million in 2001 and $4.3 million in 2000. Net investment gains are comprised of gross investment gains and gross investment (losses), respectively, of $100.5 million and $(71.4) million in 2001 and $29.3 million and $(25.0) million in 2000. These changes in gross realized investment gains and losses are related to our ongoing review of our investment portfolio positions which vary with market and economic conditions. We seek to offset investment losses realized from other than temporary impairments and portfolio repositioning with investment gains.

Included in the 2001 gross realized investment gains is $17.0 million resulting from the securitization of certain financial assets. Included in the gross realized investment losses are other than temporary declines in value of $24.1 million and $12.6 million in 2001 and 2000, respectively (including $15.4 million related to Enron in 2001).

Premiums.    Premiums, which include premium revenues from traditional life, life contingent annuity contracts, and accident and health policies decreased $7.9 million, or 6.8%, to $108.4 million in 2001 from $116.3 million in 2000. This decrease was primarily a result of lower levels of renewal premiums on term and whole life policies.

Variable Product Fees.    Variable product fees decreased $17.6 million to $131.1 million in 2001 from $148.7 million in 2000. The decrease primarily resulted from a decline in separate account values as a result of unfavorable conditions in the equity markets in 2001.

Other Income.    Other income, which includes surrender fee income, decreased $8.4 million, or 17.1%, to $40.8 million in 2001 from $49.2 million in 2000. This decrease primarily relates to the recapture of certain credit accident and health reinsurance policies upon termination of a reinsurance arrangement with an affiliate, which resulted in a significant, non-recurring increase in other income in the 2000 period.

Interest Credited.    Interest credited increased $1.2 million, or 0.2%, to $533.8 million in 2001 from $532.6 million in 2000. This increase was a result of additional sales of institutional stable value products, life products, and annuity products. The growth in interest credited reflected the increase in policy reserves for these products and higher average crediting rates.

Our weighted average crediting rates for annuities increased to 4.73% in 2001 from 4.69% in 2000. Our weighted average crediting rates for interest-sensitive life products increased to 5.75% in 2001 from 5.68% in 2000. Changes in our base crediting rates are implemented in response to changes in market conditions, the prevailing interest rate environment, contractual provisions, and other factors. We monitor market conditions closely and reset interest crediting rates as deemed appropriate in accordance with the terms of the underlying contracts.

Benefits and Other Changes in Policy Reserves.    Benefits and other changes in policy reserves include both activity related to future policy benefits on long-duration life products and health products as well as claim costs incurred during the year under such contracts. In addition, the bonus feature of our bonus variable annuity products is initially accounted for as a benefit. Benefits and other changes in policy reserves decreased $41.3 million to $182.3 million in 2001 from $223.6 million in 2000. This decrease was a result of lower sales of our bonus variable annuity products as well as a decline in whole life and term life sales.

Commission Expenses.    Commission expense decreased $66.6 million, or 29.0%, to $162.7 million in 2001, from $229.3 million in 2000. This decrease was primarily a result of a decline in variable annuity sales. This decline in sales was attributable to the unfavorable conditions in the equity markets which generally lowered demand for variable products.

General Expenses.    General expenses increased $4.3 million, or 3.5%, to $128.7 million in 2001 from $124.4 million in 2000. This increase was primarily as result of increases in sales related to expenses and certain training costs associated with our productivity initiatives.

Amortization of Intangibles, Net.    Amortization of intangibles increased $7.3 million, or 16.2%, to $52.5 million in 2001 from $45.2 million in 2000. The increase primarily resulted from an adjustment to the PVFP amortization in 2000 to reflect an anticipated change in underlying gross profits of the related business. Adjustment to PVFP amortization occurs in the ordinary course of business.

Change in Deferred Acquisition Costs, Net.    Deferred acquisition costs include costs and expenses that vary with and are primarily related to the acquisition of insurance and investment contracts. These costs and expenses include commissions, printing, underwriting, policy issuance costs and the bonus feature of certain variable annuity products. Under U.S. GAAP, these costs are deferred and recognized, over time, in relation to either the premiums or gross profits from the underlying contracts. The change in net deferred acquisition costs changed $112.4 million, or 47.3%, to $(125.3) million in 2001 from $(237.7) million in 2000. This decrease is primarily a result of lower variable annuity sales.

Provision for Income Taxes.    Our provision for income taxes decreased $2.8 million, or 3.8% to $70.1 million in 2001 from $72.9 million in 2000. Our effective tax rate of

35.1% in 2001 was 4.2 percentage points higher than the effective tax rate of 30.9% in 2000. The higher effective tax rate in 2001 was primarily the result of an intercompany agreement with an affiliate which assumed, on a non-recourse basis, the liability for certain tax exposure items in 2000.

SEGMENTS
OPERATIONS

WEALTH ACCUMULATION AND TRANSFER SEGMENT	The following table sets forth certain summarized financial data for our Wealth Accumulation and Transfer segment for the years ended December 31, 2002, 2001 and 2000.

	For the Years Ended December 31,
	2002	2001	2000
Revenues:
Net investment income	$597.4	$695.8	$703.5
Net realized investment gains	55.3	29.1	4.3
Premiums	44.8	48.2	55.3
Other revenues	284.2	297.8	316.2

Total revenues	981.7	1,070.9	1,079.3

Benefits and expenses:
Interest Credited	461.9	533.8	532.6
Benefits and other changes in policy reserves	132.6	140.3	182.7
Other operating costs and expenses	224.9	195.4	134.6

Total benefits and expenses	819.4	869.5	849.9

Income before income taxes, and cumulative effect of change in accounting principle (operating income)	$162.3	$201.4	$229.4

Year Ended December 31, 2002 Compared to
Year Ended December 31, 2001

Total revenues in this segment decreased $89.2 million to $981.7 million for 2002 from $1,070.9 million in 2001. The decline in revenues is primarily attributable to lower weighted average investment yields resulting from the overall declining interest rate environment in addition to a block of floating rate securities included in the portfolio. These decreases were partially offset by higher levels of average invested assets and higher investment gains. The unfavorable equity market performance also impacted variable product fees (included in other revenues) which decreased as a result of lower daily average separate account values. Among our principal product lines in this segment, sales of deferred variable annuities decreased 30.0% in 2002 to

$1,595 million from $2,279 million in 2001. This decrease was primarily attributable to the unfavorable equity market performance in 2002. Sales of institutional stable value products decreased 47.0% to $724.9 million in 2002 from $1,361 million in 2001. This was primarily due to market constraints and increased focus of sales through an affiliate. Sales of deferred fixed annuities decreased by $40 million to $59.2 million in 2002 from $99.2 million in 2001. This decrease was primarily attributable to an $85.6 million decline in Single Premium Deferred Annuity and Flexible Premium Deferred Annuity sales, which we are not actively selling, offset by a $47.1 million increase in new product sales of Market Value Adjustment products.

Operating income from this segment represented 102.3% and 100.9% of our total operating income for years ended December 31, 2002 and 2001, respectively. Our operating income from the Wealth Accumulation and Transfer segment decreased

19.4% in 2002 to $162.3 million from $201.4 million in 2001. This decrease primarily resulted from unfavorable equity markets which lowered revenues offset in part by lower interest credited, lower commission and acquisition costs resulting from the decline in the variable annuity sales, and an additional adjustment of $39.6 million made to amortization expense resulting from the equity market performance. The discontinuation of goodwill amortization with the adoption of SFAS 142, lower reduced compensation, and other cost saving initiatives resulting from integration and consolidation activities also reduced expenses in 2002.

Year Ended December 31, 2001 Compared to
Year Ended December 31, 2000

Total revenues in this segment decreased $8.4 million to $1,070.9 million for 2001 from $1,079.3 million in 2000. This decrease was primarily a result of lower fee income from our variable products. Among our principal product lines in this segment, sales of deferred variable annuities decreased 27.7% in 2001 to $2,279 million from $3,152 million in 2000. This decrease was primarily attributable to the unfavorable equity market performance in 2001. Sales of GICs and funding agreements decreased 18.8% to $1,547 million in 2001 from $1,904 million in 2000. This decrease was primarily a result of reaching internal underwriting limits with some of our major customers. Sales of deferred fixed annuities increased to $99.2 million in 2001 from $1.2 million in 2000. The higher sales of deferred fixed annuities in 2001 were primarily attributable to sales of products designed for two national stock brokerage firms through which we had not previously sold fixed annuities.

Operating income from this segment represented 100.9% and 97.2% of our total operating income for the years ended December 31, 2001 and 2000, respectively. Our operating income from the Wealth Accumulation and Transfer segment decreased 12.2% in 2001 to $201.4 million from $229.4 million in 2000. These changes were attributable primarily to declining variable product fees earned on separate account assets as a result of unfavorable conditions in the equity markets.

LIFESTYLE PROTECTION AND ENHANCEMENT SEGMENT	The following table sets forth certain summarized financial data for our Lifestyle Protection and Enhancement segment for the years ended December 31, 2002, 2001 and 2000.
	For the Years Ended December 31,
	2002	2001	2000
Revenues:
Net investment income	$2.8	$3.1	$5.4
Premiums	60.5	60.2	61.0
Other revenues	0.4	0.2	7.7

Total revenues	63.7	63.5	74.1

Benefits and expenses:
Interest credited, benefits and other changes in policy reserves	45.8	42.0	40.9
Other operating costs and expenses	21.5	23.2	26.6

Total benefits and expenses	67.3	65.2	67.5

Income (loss) before income taxes, and cumulative effect of change in accounting principle (operating income (loss))	$(3.6)	$(1.7)	$6.6

Year Ended December 31, 2002 Compared to
Year Ended December 31, 2001

Total revenues were relatively unchanged in the Lifestyle Protection and Enhancement segment, $63.7 million in 2002 compared to $63.5 million in 2001. Medicare supplement is the principal product in this segment. Medicare supplement sales totaled $47.7 million in 2002 compared to $47.8 million in 2001.

Operating loss from this segment represented (2.3)% and (0.9)% of our total results for the years ended December 31, 2002 and 2001, respectively. Our operating loss from this segment increased $(1.9) million in 2002 to $(3.6) million from $(1.7) million in 2001. The increase in operating loss is primarily a result of slightly higher benefits paid for Medicare supplemental insurance partially offset by the discontinuation of goodwill amortization with the adoption of SFAS 142.

Year Ended December 31, 2001 Compared to

Year Ended December 31, 2000

Total revenues in the Lifestyle Protection and Enhancement segment decreased $10.6 million, or 14.3% in 2001 to $63.5 million from $74.1 million in 2000. This decrease resulted from a decline in other revenues caused by the recapture in 2000 of certain credit accident and health reinsurance previously ceded to an affiliate, which resulted in a significant, non-recurring increase in other income in the 2000 period.

Operating (loss) income from this segment represented (0.9)% and 2.8% of our total results for the years ended December 31, 2001 and 2000, respectively. Our operating (loss) income from this segment decreased 125.8% in 2001 to $(1.7) million from $6.6 million in 2000. The decrease resulted from a decline in other revenues caused by the recapture of certain credit accident and health reinsurance as described above, which resulted in a significant, non-recurring increase in other income in the 2000 period.

Capital Resources and Liquidity

STATEMENT OF FINANCIAL POSITION

Total Investments.    Total investments decreased $188.1 million, or 1.6% at December 31, 2002 from December 31, 2001. The decrease was primarily a result of sales of fixed maturity portfolio investments to fund the excess of maturing contracts as compared to deposits from new sales.

Investment securities comprise mainly investment grade debt securities. Investment securities were $10,073.9 million, including gross unrealized gains and losses of $258.6 million and $235.8 million, respectively at December 31, 2002 ($10,577.4 million, including gross unrealized gains and losses of $191.6 million and $228.2 million, respectively, as of December 31, 2001). Market value for these purposes is defined by relevant accounting standards and should not be viewed as a forecast of future gains or losses. We estimate that available gains, net of hedging position and estimated impairment of intangibles and other assets, could be as much as $89 million.

We regularly review investment securities for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline, and the financial health and specific prospects for the issuer. Of securities with unrealized losses at December 31, 2002, approximately $51 million is at risk of being charged to earnings in the succeeding twelve months. Impairment losses recognized for 2002 were $77.4 million ($48.8 million after tax), primarily related to the telecommunications and cable industries, of which, $29.5 million ($18.6 million after tax) was recognized in the second quarter of 2002 following the WorldCom, Inc. bankruptcy.

Separate Account Assets and Liabilities.    Separate account assets and liabilities represent funds held for the exclusive benefit of variable annuity and variable life contract holders. As of December 31, 2002, we held $7,182.8 million of separate account assets. The decrease of $1,811.5 million, or 20.1%, from $8,994.3 million at December 31, 2001 was related primarily to the overall decreased market value of the underlying investment funds.

Future Annuity and Contract Benefits.    Future annuity and contract benefits decreased $203.8 million, to $10,771.5 million at December 31, 2002 from $10,975.3 million at December 31, 2001. The decrease is primarily attributable to the institutional stable value liability decline, which resulted from maturities exceeding new sales. This decrease is partially offset by an increase in liabilities for the variable annuity fixed account investment option resulting in a shift in consumer preference to fixed annuities as a result of adverse equity markets.

INTEREST RATE MANAGEMENT

Interest rate changes may affect the sale and profitability of our annuity, universal life, and other investment products. For example, if interest rates rise, competing investments (such as annuities or life insurance offered by our competitors, certificates of deposit, mutual funds and similar instruments) may become more attractive to potential purchasers of our products. We may be forced to adjust certain crediting rates on our line of products in order to meet competitive pressures. We constantly monitor interest earnings on existing assets and yields available on new investments and sell policies and annuities that permit flexible responses to interest rate changes as part of our management of interest spreads.

We use derivative financial instruments to mitigate or eliminate certain financial and market risks, including those related to changes in interest rates. As a matter of policy, we do not engage in derivative market-making, speculative derivative trading, or other speculative derivatives activities. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in Notes 1 and 10 to the Consolidated Financial Statements.

We have managed our exposure to changes in interest rates, in part, by matching the duration of our investment portfolio assets with the duration of our liabilities. Established practices require that derivative financial instruments relate to specific asset or liability transactions or to currency exposure, if any.

Market fluctuations could negatively affect the business. Significant changes in equity market performance expose insurance companies to the risk of not earning anticipated policy fees from variable products, accelerating amortization of deferred acquisition costs, or requiring additional liabilities for death benefits exceeding the policy owner account balance. If the equity markets fail to improve, we may recognize additional amortization of deferred acquisition costs. Market fluctuations may also increase trade volumes that could expose insurers to gains or losses in traded securities underlying their separate accounts. Declining market returns may result in lower sales of certain of our variable products.

We are exposed to prepayment risk in certain of our business activities, such as in our investment portfolio and annuities activities. We use swaptions to mitigate prepayment risk. These swaptions are governed by the credit risk policies described below and are transacted in either exchange-traded or over-the-counter markets.

Counterparty credit risk is managed on an individual counterparty, which means that gains and losses are netted for each counterparty to determine the amount at risk. When a counterparty exceeds credit exposure limits in terms of amounts owed to us, typically as a result of changes in market conditions (see table below), no additional transactions are executed until the exposure with that counterparty is reduced to an amount that is within the established limit. All swaps are executed under master swap agreements containing mutual credit downgrade provisions that provide the ability to require assignment or termination in the event either party is downgraded below A3 or A-.

Swaps, purchased options, and forwards with contractual maturities longer than one year are conducted within the credit policy constraints provided in the table below. We may, however, enter into derivative transactions for durations of five years or longer with lower rated counterparties (Moody’s Aa3 and S&P’s AA-) if the agreements governing such transactions require both us and the counterparties to provide collateral in certain circumstances.

Counterparty Credit Criteria	Credit rating Standard & Poor’s
Term of transaction
Between one and five years	AA-
Greater than five years	AAA
Credit exposure limits
Up to $50 million	AA-
Up to $75 million	AAA

The conversion of interest rate risk into credit risk results in a need to monitor counterparty credit risk actively. At December 31, 2002 and 2001, there were no notional amounts of long-term derivatives for which the counterparty credit criteria was rated below AA-.

Following is an analysis of credit risk exposures as of December 31, 2002:

Percentage or Notional Derivative Exposure by Counterparty Credit Rating

Moody’s
Aaa	66%
Aa	34%

The SEC requires that registrants provide information about potential effects of changes in interest rates. Although the rules offer alternatives for presenting this information, none of the alternatives is without limitations. The following discussion is based on so-called “shock-tests,” which model effects of interest rate and currency shifts on the reporting company. Shock tests, while probably the most meaningful analysis permitted, are constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by their inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. While the results of shock tests for changes in interest rates, as described below, may have some limited use as benchmarks, they should not be viewed as forecasts.

One means of assessing exposure to interest rate changes is a duration-based analysis that measures the potential loss in net earnings resulting from a hypothetical decrease in interest rates of 100 basis points across all maturities (sometimes referred to as a “parallel shift in the yield curve”). Under this model, with all else held constant, we estimate that such a decrease, including repricing in the securities portfolio, would decrease the 2003 net earnings by approximately $5.8 million based on year-end 2002 positions.

STATEMENT OF CHANGES IN SHAREHOLDERS’ INTEREST

Shareholders’ interest increased $122 million to $1,704.2 million at December 31, 2002 from $1,582.2 million at December 31, 2001. This increase was largely attributed to net income during the year of $115.8 million.

LIQUIDITY

The principal liquidity requirements for our insurance operations are our contractual obligations to contract holders and annuitants. Contractual obligations include payments of claims under outstanding insurance policies and annuities, contract withdrawals and surrender benefits. The primary sources for meeting these contractual obligations are investment activities and cash generated from operating activities. We maintain a committed credit line with an indirect parent, GNA, of $500 million to provide liquidity to meet normal variation in cash requirements. In addition, GE Financial Assurance has an aggregate borrowing line of credit of $2.5 billion with GE Capital.

For the years ended December 31, 2002, 2001 and 2000 cash flows provided by (used in) operating and certain financing activities were $(242.2) million, $1,110.2 million, and $1,328.4 million, respectively. These amounts include net cash provided by (used in) financing activities relating to investment contract issuances accounted for as deposit liabilities under U.S. GAAP and redemptions of $(577.5) million, $554.9 million and $327.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The nature and quality of the various types of investments purchased by a life insurance company must comply with the statutes and regulations imposed by the various jurisdictions in which those entities are incorporated. Following is a breakdown of the credit quality of the our fixed maturity portfolio at December 31, 2002.

BBB/Baa or above	88.2%
BB/Ba and below	4.9%
Not rated	6.9%

Total portfolio	100%

Certain securities, such as private placements, have not been assigned a rating by any rating service and are, therefore, categorized as “not rated.” This has neither positive nor negative implications regarding the value of the security.

Certain of our products contain provisions for charges for surrender of, or withdrawals from, the policy. At December 31, 2002 and December 31, 2001, approximately 66% and 74%, respectively, of our annuity contracts were subject to surrender charges or contained non-surrender provisions. Certain of our funding agreements have termination provisions.

Insurance companies are restricted by states as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Dividends in excess of the prescribed limits or the earned surplus are deemed extraordinary and require formal state insurance department approval. We are able to pay $26.1 million in dividends in 2003 without obtaining regulatory approval. See the “Insurance Regulation — Regulation at State Level” provision in this prospectus.

One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of its alternatives and predominately uses GE Capital sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

The discussion below describes GE Capital sponsored and qualifying special purpose entities.

Structure.    Our current securitization process uses entities that meet the accounting criteria for Qualifying Special Purpose Entities (“QSPEs”). Among other criteria, a QSPE’s activities must be restricted to passive investment in financial assets and issuance of beneficial interests in those assets. Under U.S. GAAP, entities meeting these criteria are not consolidated in the sponsor’s financial statements. We sell selected financial assets to the QSPEs. Examples to date have included policy loans, fixed maturities and commercial mortgage loans. On the whole, the credit quality of such assets is equal to or higher than the credit quality of similar assets in which we own.

QSPEs raise cash by issuing beneficial interests (rights to cash flows from the assets) primarily to GE Capital-sponsored special purpose entities that issue highly-rated commercial paper to third-party large institutional investors. GE Capital’s sponsored special purpose entities use commercial paper proceeds to obtain beneficial interests in the financial assets of qualified SPEs, including QSPEs that have acquired financial assets from us, as well as financial assets originated by multiple third parties.

In accordance with its contractual commitments to the QSPEs, we thoroughly underwrite and service the associated assets, which we transfer. Support activities include ongoing review, credit monitoring and collection activities to ensure that the financial assets meet strict investment risk criteria, the same support activities that we employ for our own assets.

The following table summarizes the current balance of assets which we have sold to QSPEs at December 31:

	December 31
	2002	2001
	(in millions)
Receivables-secured by:
Commercial mortgage loans	$162.4	$183.4
Fixed maturities	129.9	—
Other receivables	117.2	129.4

Total receivables	$409.5	$312.8

Each of the categories of assets shown in the table above represents portfolios of assets that are highly-rated. Examples of each category include: commercial mortgage loans — loans on diversified commercial property; fixed maturities — domestic and foreign, corporate and government securities; other receivables — primarily policy loans.

Sales of securitized assets to QSPEs may result in a gain or loss based on the difference between sale proceeds, the allocated carrying amount of net assets sold, the fair value of any servicing rights and an allowance for losses. Sales resulted in net gains on securitizations of approximately $5.8 million and $17 million in 2002 and 2001, respectively. There were no net realized gains or losses in 2000. The net realized gains and losses are included in net realized gains within our Consolidated Statements of Income.

Support.    Financial support for certain QSPEs, is provided under credit support agreements, in which our direct parent, GE Financial Assurance, provides limited recourse for a maximum of $119 million of credit losses in such qualifying entities. We do not provide any such recourse. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital.

None of these QSPEs are permitted to hold GE stock and there are no commitments or guarantees that provide for the potential purchase of GE stock. These entities do not engage in speculative activities of any description and are not used to hedge any GE positions. Under GE integrity policies, none of our employees or an employee of any other GE company is permitted to invest in any GE Capital sponsored or qualifying entity.

Management has extensive experience in evaluating economic, liquidity and credit risk. In view of this experience, the high quality of assets in these qualifying entities, the historically robust quality of commercial paper markets, the historical reliability of controls applied both to asset servicing and to activities in the credit markets, management believes that, under any reasonable future economic developments, the likelihood is remote that any such arrangements could have other than an inconsequential negative effect on our operations, cash flows or financial position.

Under FIN 46, Consolidation of Variable Interest Entities, new consolidation criteria will be applied to certain SPEs which it defines as “Variable Interest Entities.” Additional information about entities that fall within the scope of FIN 46 is provided in Note 11 of the Consolidated Financial Statements.

Timing of our contractual commitments (in millions) related to leases follow.

2003	2004	2005	2006	2007
$0.6	$0.4	$0.3	$0.2	$—

Critical Accounting Policies

Accounting policies discussed in this section are those that we consider to be critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that the future events rarely develop as forecast, and the best estimates routinely require adjustment.

Impairment of investment securities results in a charge to operations when a market decline below cost is other than temporary. In accordance with GE policy, we regularly review each investment security for impairment based on criteria that include the extent to which cost exceeds market value, the duration of that market decline and analysis on the financial health of and specific prospects for the issuer. Our investment securities amounted to approximately $10,073.9 million at year-end 2002. Values for actively traded securities are obtained from reputable external pricing services. For privately-placed and infrequently traded securities, we estimate values using internally developed pricing models. These models, based on common valuation techniques, require us to make judgments related to a security’s credit quality. For debt securities, gross unrealized gains and losses at December 31, 2002, included in that carrying amount related to debt securities were $254.4 million and $235.8 million, respectively. Of those securities with unrealized losses at year-end 2002, and based on application of GE’s accounting policy for impairments, approximately $51 million of portfolio value (including $8.5 million from the telecommunication and cable industries) is at risk of being charged to earnings in 2003. We actively perform comprehensive market research, monitor market conditions, and segment our investments by credit risk in order to minimize impairment risks. Further information is provided in Notes 1 and 2 of the Consolidated Financial Statements.

Deferred acquisition costs (“DAC”) and other intangible assets. As of December 31, 2002, we had $1,034.9 million in deferred acquisition costs and other intangible assets. Deferred acquisition costs (DAC) represent costs associated with the sale of our insurance and annuity policies that are not charged to income when incurred. Other intangible assets are principally the present value of future profits (“PVF”) on insurance policies acquired in purchase transactions. DAC and other intangible assets are subsequently charged to income, over the lives of the underlying contracts, in relation to the anticipated emergence of revenue or profits.

This amortization is based on commonly accepted actuarial methods and reasonable assumptions about mortality, morbidity, lapse rates, future yield on related investments and, in the case of our variable products, long-term market appreciation. The DAC amortization methodology for our variable products (variable annuity and variable universal life) includes a long-term market average appreciation assumption of 8.5%. When actual returns vary from the expected 8.5%, we assume a reversion to this mean over a three to twelve year period, subject to the imposition of ceilings and floors. The assumed returns over this reversion period are currently 9.7% to 15.9%, limited to the 85th percentile of 65 years of historical performance.

We regularly review all of these assumptions and periodically test DAC and other intangible assets for recoverability. For annuities and deposit products, if the current present value of estimated future gross profits is less than the unamortized DAC for a line of business, a charge to income is recorded for additional DAC amortization. For other products, if the benefit reserves plus the present value of anticipated future premiums and interest earnings, for a line of business, are less than the current estimate of the present value of future benefits and expenses (including any unamortized DAC or other intangible assets), a charge to income is recorded for additional DAC amortization or for increased benefit reserves.

Unfavorable experience with regard to expected expenses, interest or investment returns, mortality, morbidity, and/or withdrawals or lapses, might cause us to increase the amortization of DAC and other intangible assets or to record a charge to increase benefit reserves. Primarily as a result of lower investment returns recoverability margins have been significantly reduced in almost all lines of business.

Goodwill is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. To the extent the carrying amount at a reporting unit’s goodwill exceeds its fair value, an impairment charge would be recorded. Further information on these assets is provided in Notes 1, 3 and 4 of the Consolidated Financial Statements.

Insurance liabilities and reserves differ for long- and short-duration insurance contracts. Measurement of long-duration insurance liabilities (such as UL and ISWL insurance policies) is based on approved actuarial techniques, but necessarily includes assumptions about mortality, lapse rates and future yield on related investments. Short-duration contracts such as accident and health policies are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims, including losses for which claims have not been reported. Short-duration contracts loss estimates rely on actuarial observations of ultimate loss experience for similar historical events. Our future annuity and contract benefits totaled $10,771.5 million at December 31, 2002. Some of our variable products include guaranteed minimum death benefit (“GMDB”) features; approximately 73% of this in force exposure reinsured. For the remaining self-insurance block, we reserve 100% of explicit and implicit GMDB charges less current period claims. We continually evaluate the potential changes in all benefits and loss estimates, both positive and negative, and use the results of these evaluations both to adjust recorded provisions and to adjust underwriting criteria and product offerings. Further information about insurance liabilities is provided in Note 6 to the Consolidated Financial Statements.

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. Policies related to revenue recognition, financial instruments, and consolidation policy require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standard setters and regulators. Although no specific conclusion reached by these standard setters appear likely to cause a material change in our accounting policies, outcomes cannot be predicted with confidence. Also, see Note 1 to the Consolidated Financial Statements, Summary of Significant Accounting Policies, which discusses accounting policies that we must select when there are acceptable alternatives.

CONTROLS AND PROCEDURES

Within the 90 day period prior to the filing of the annual report on Form 10-K for the Company, we, including the Chief Executive Officer (serving as the principal executive officer) and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Securities Exchange Act Rule 13a-14(c). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of that evaluation. There have been no significant changes made in internal controls, or in other factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

New Accounting Standards

See Note 1(o) to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk, Interest Rate and Currency Risk Management

Information about potential effects of changes in interest rates on us are discussed in the Interest Rate and Currency Risk Management section.

Security Ownership of Certain Beneficial Owners  and Management

Set forth below are the names and addresses of the persons who beneficially own more than 5% of our common or preferred stock.

Security Ownership of Certain Beneficial Owners

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock, par value $1,000 per share	General Electric Company[1]	24,851 shares[2] owned beneficially through two wholly-owned subsidiaries	96.9%

Series A Preferred Stock, par value $1,000 per share	General Electric Company[1]	120,000 shares[3] owned beneficially through a wholly- owned subsidiary	100%

[1]	The address of GE is 3135 Easton Turnpike, Fairfield, CT 06431.
[2]	The shares of our common stock listed above are owned directly by two indirect wholly-owned subsidiaries of GE, GE Capital Assurance and Federal. GE Capital Assurance owns approximately 85.2% of the outstanding shares and Federal owns approximately 11.7% of the outstanding shares. Together, GE Capital Assurance and Federal have complete voting and investment power with respect to the shares listed above.
[3]	All of the issued and outstanding shares of preferred stock are owned directly by an indirect wholly-owned subsidiary of GE, GE Financial Assurance Holdings, Inc., which has sole investment control over the shares listed above. Shares of our preferred stock have no voting rights.

Employees

At December 31, 2002 we had approximately 726 employees.

EXECUTIVE OFFICERS AND DIRECTORS

We are managed by a board of directors. The following table sets forth the name, age (as of March 7, 2003), and principal occupations during the past five years of each of our executive officers and directors. Executive officers serve at the pleasure of the Board of Directors and the directors are elected annually by GE Life and Annuity Assurance Company’s shareholders.

Name	Age	Position

Pamela S. Schutz	48	Chief Executive Officer, GE Life and Annuity Assurance Company since June 2000; Director and President, GE Life and Annuity Assurance Company since May 1998; President, The Harvest Life Insurance Company (an affiliate) May 1997-November 1998; President, GE Capital Commercial Real Estate (an affiliate) May 1994-November 1998.

Paul A. Haley	45	Director and Senior Vice President and Chief Actuary since November 2001; Vice President, October 1999-November 2001; Vice President and Chief Actuary, Colonial Life and Accident Insurance Company, August 1997-July 1999.

Leon E. Roday(1)	48	Director, GE Life and Annuity Assurance Company since June 1999; Senior Vice President, GE Life and Annuity Assurance Company since May 1998; Director, Senior Vice President, General Counsel and Secretary, GE Financial Assurance Holdings, Inc. (an affiliate) since 1996.

Elliot A. Rosenthal	51	Director, GE Life and Annuity Assurance Company since June 2000; Senior Vice President of GE Life and Annuity Assurance Company since 1996.

Geoffrey S. Stiff	50	Director, GE Life and Annuity Assurance Company since May 1996; Senior Vice President, GE Life and Annuity Assurance Company since March 1999; Vice President, GE Life and Annuity Assurance Company May 1996-March 1999.

Thomas M. Stinson(2)	39	Director, GE Life and Annuity Assurance Company since April 2000; Senior Vice President, GE Life and Annuity Assurance Company since November 1998; General Manager of Home Depot Credit Services Account, GE Card Services (an affiliate) 1993-1998.

Thomas E. Duffy	47	Senior Vice President, General Counsel and Secretary, GE Life and Annuity Assurance Company since August 2002; Vice President and Assistant Secretary of GE Life and Annuity Assurance Company since June 2000; Vice President and General Counsel, World Access, November 1992-June 2000.

Frank T. Gencarelli	48	Senior Vice President, GE Life and Annuity Assurance Company since January 1997.

Kelly L. Groh	34	Senior Vice President and Chief Financial Officer of GE Life and Annuity Assurance Company since January 2002; Vice President and Controller GE Life and Annuity Assurance Company, August 1998-January 2002; Senior Financial Analyst, GE Life and Annuity Assurance Company, March 1996-August 1998.

Name	Age	Position

Rose A. Hampton	54	Senior Vice President, GE Life and Annuity Assurance Company since August 1999; Vice President of GE Financial Assurance, October 1997-August 1999; Leader of GEC Auto Dealers Services, January 1996-September 1997.

Gary T. Prizzia(1)	40	Treasurer, GE Life and Annuity Assurance Company since January 2000; Assistant Treasurer GE Financial Assurance Holdings, Inc. (an affiliate) since January 2000; Treasurer/Risk Manager, Budapest Bank, October 1996-January 2000.

The principal business address of each person listed, unless otherwise indicated, is GE Life and Annuity Assurance Company, 6610 W. Broad Street, Richmond, Virginia 23230.

(1)	The principal business address for Mr. Roday is GE Financial Assurance Holdings, Inc., 6620 W. Broad Street, Richmond, Virginia 23230.

(2)	The principal business address for Mr. Stinson is GE Financial Assurance, 1650 Los Gamos Drive, San Rafael, CA 94903.

(3)	The principal business address for Mr. Prizzia is GE Financial Assurance Holdings, Inc., 6620 W. Broad Street, Richmond, Virginia 23230.

MANAGEMENT OWNERSHIP OF GENERAL ELECTRIC COMPANY STOCK

None of our directors or Named Executives (as defined under “Executive Compensation,” below) owns any shares of common stock, preferred stock or other equity securities issued by us or by any of our affiliates, other than GE. Set forth below are the shares of GE common stock and restricted stock (including stock, restricted stock and deferred stock “units”) beneficially owned by the directors and Named Executives of the Company, as defined below, and by all directors and executive officers as a group, in each case as of December 31, 2002, along with a description of the nature of such beneficial ownership:

Security Ownership of Management

Name	Amount of GE Common Stock and Nature of Beneficial Ownership[1]		Percentage of Outstanding GE Stock[7]

Pamela S. Schutz	162,638	[2]	—
Paul A. Haley	1,595	[3]	—
Leon E. Roday	45,383		—
Elliot A. Rosenthal	6,226		—
Geoffrey S. Stiff	216,778	[4]	—
Thomas M. Stinson	37,561	[5]	—
Frank T. Gencarelli	19,526	[6]	—
Rose A. Hampton	9,286		—
All Directors and Executive Officers as a Group — 11 total	510,601		—

[1]	As to shares beneficially owned, each person has sole voting and investment power. This table includes the following shares which are subject to acquisition within 60 days of December 31, 2002 by the exercise of outstanding stock options: Ms. Schutz, 71,250 shares; Mr. Haley, 900 shares; Mr. Roday, 16,500 shares; Mr. Rosenthal 3,750 shares; Mr. Stiff, 198,000 shares; Mr. Stinson, 29,250 shares; Mr. Gencarelli, 8,500 shares; Ms. Hampton, 7,125 shares; and a total of 339,025 shares of all Directors and Executives as a Group.
Where applicable, “share” amounts include deferred stock units, stock units, and restricted stock units (i.e., still subject to certain lapse-of-time and continued service restrictions). Stock units, restricted stock units and deferred stock units are non-transferable accounting-entry “units,” the value of which is the same as the value of the corresponding number of shares of GE common stock.
[2]	Of the amounts shown for Ms. Schutz, 5,144 shares are deferred stock units and 51,250 are restricted stock. Ms. Schutz has no voting or investment power as to the stock units, restricted stock units and deferred stock units listed above.
[3]	Of the amounts shown for Mr. Roday, 2,118 shares are deferred stock units and 25,000 are restricted stock. Mr. Roday has no voting or investment power as to the restricted stock units listed above.
[4]	Of the amounts shown for Mr. Stiff, 7,190 shares are deferred stock units. Mr. Stiff has no voting or investment power as to the deferred stock units listed above.
[5]	Of the amounts shown for Mr. Stinson, 5,489 shares are deferred stock units. Mr. Stinson has no voting or investment power as to the deferred stock units listed above.
[6]	Of the amounts shown for Mr. Gencarelli, 10,000 are restricted stock. Mr. Gencarelli has no voting or investment power as to the restricted stock units listed above.
[7]	Each of these amounts represent less than 1% of the outstanding shares of common stock of GE as of December 31, 2002.

Executive Compensation

Our executive officers also serve as executive officers and/or directors of one or more affiliate companies of GE Financial Assurance. Compensation allocations are made as to each individual’s time devoted to duties as an executive officer of our affiliates and us. All of our directors are also employees of one or more affiliates of GE Financial Assurance and receive no compensation in addition to their compensation as employees. We participate in GE’s deferred compensation plan whereby our directors and Named Executives, among others may voluntarily elect to defer to a specified date receipt of a portion of their earned income.

The following table sets forth certain information regarding the portion of compensation paid to the Chief Executive Officer and our four most highly compensated executive officers (collectively, the “Named Executives”) for services provided to the Company during or with respect to fiscal years 2002, 2001 and 2000.

SUMMARY
COMPENSATION
TABLE1

					Long-Term Compensation
		Annual Compensation			Awards		Payout
Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[3]	Other Annual Compen- sation ($)[4]	Restricted Stock Awards ($)[5]	Securities Underlying Options/ SARs (#)[6]	LTIP Payout(s) ($)	All Other Compen- sation ($)[7]

Pamela S. Schutz	2002	$274,340	$384,540	0	0	28,652	0	$13,888
Chairman,	2001	$217,600	$329,800	0	$668,950	28,560	0	$12,812
President and Chief	2000	$195,160	$275,400	0	$534,208	14,280	0	$8,700
Executive Officer

Frank T. Gencarelli	2002	$94,311	$59,880	0	$79,790	2,395	0	$2,999
Senior Vice	2001	$103,740	$70,300	0	0	2,850	0	$3,093
President	2000	$2,835	$1,785	0	0	95	0	$89

Paul A. Haley	2002	$112,700	$54,740	0	0	3,220	0	$5,216
Senior Vice	2001	$95,165	$42,000	0	0	1,260	0	$3,332
President	2000	$43,792	$17,940	0	0	449	0	$1,533

Rose A. Hampton	2002	$113,516	$50,787	0	0	1,693	0	$5,904
Senior Vice	2001	$103,684	$50,400	0	0	2,520	0	$4,794
President	2000	$141,054	$63,150	0	0	2,526	0	$6,780

Elliot A. Rosenthal	2002	$117,656	$54,859	0	0	2,582	0	$8,275
Senior Vice	2001	$81,564	$36,000	0	0	1,800	0	$5,239
President	2000	$77,991	$32,400	0	0	1,080	0	$3,358

[1]	All amounts shown on this table have been prorated to account for the amount of the relevant Named Executive’s time that is allocable to performing services for the Company during 2002, 2001 and 2000, respectively.
[2]	Includes amounts deferred at the election of the relevant Named Executive as follows: Ms. Schutz, $45,900 in 2000.
[3]	Includes amounts deferred at the election of the relevant Named Executive as follows: Ms. Schutz, $82,450 and $68,850 for 2001 and 2000, respectively; Mr. Rosenthal, $27,430 for 2002.

[4]	The perquisites or other benefits received by each of the Named Executives did not exceed the lesser of $50,000 or 10% of his or her base salary and annual bonus during the period reported and, therefore, are not required to be reported in the table.
[5]	This column shows the market value of restricted stock unit (RSU) awards on the date of grant. The Compensation Committee of GE periodically grants restricted stock or RSUs to executives of the Company. The restrictions on the RSUs awarded to Ms. Schutz and Mr. Gencarelli lapse as follows: restrictions on 25% of the RSUs awarded lapse after 3 years from the date of the award; restrictions on an additional 25% of the RSUs awarded lapse after 7 years from the date of the award; and the restrictions on the remaining 50% of the RSUs awarded lapse upon age 65. Regular quarterly dividends or dividend equivalents are paid on restricted stock and RSUs during the period of restriction. As of December 31, 2002, Ms. Schutz owned 51,250 RSUs with a value of $1,247,938 and Mr. Gencarelli owned 10,000 RSUs with a value of $243,500.
[6]	Options allow the holder to purchase shares of GE common stock at an exercise price equal to the fair market value of GE common stock on the date of grant. Options granted in 2002 and to Mr. Haley in 2000 typically have a ten-year term and vest according to the following schedule: 20% of the options vest each September commencing in the first September following the date of the grant. Options granted in 2001 and 2000, except as previously noted for Mr. Haley, typically have a ten-year term and vest according to the following schedule: 50% of the options vest after the third September from the date of the grant; the remaining 50% of the options vest after the fifth September from the date of the grant.
[7]	Includes amounts contributed to employee benefit plans by the Company for 2002 on behalf of the Named Executive as follows: Ms. Schutz, $5,278; Mr. Gencarelli, $2,096; Mr. Haley, $4,508; Ms. Hampton, $3,950; and Mr. Rosenthal, $4,518. Also includes above-market interest calculated with respect to compensation deferred at the election of the Named Executives as follows: Ms. Schutz, $5,068; and Mr. Rosenthal $2,330. The remaining amounts represent premiums paid by us under insurance policies covering the relevant Named Executive as follows: Ms. Schutz, $3,542; Mr. Gencarelli, $903; Mr. Haley, $708; Ms. Hampton $1, 954, and Mr. Rosenthal, $1,427.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR	The following table sets forth information regarding the stock options granted to Named Executives during 2002. We do not grant any stock appreciation rights.
Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term

Name	Number of Securities Underlying Options/ SARs Granted[1] (#)	% of Total Options/ SARs Granted to Employees in Fiscal Year[2]	Exercise or Base Price ($/ Shares)	Expiration Date[3]	5%($)	10%($)

Pamela S. Schutz	28,652	0.0611%	$27.05	09/13/12	$487,416	$1,235,209

Frank T. Gencarelli	2,395	0.0051%	$27.05	09/13/12	$40,746	103,259

Paul A. Haley	3,220	0.0069%	$27.05	09/13/12	$54,777	138,817

Rose A. Hampton	1,693	0.0036%	$27.05	09/13/12	$28,799	72,982

Elliot A. Rosenthal	2,582	0.0055%	$27.05	09/13/12	$43,917	111,295

[1]	The options listed above have been pro-rated according to the amount of the Named Executive’s time allocable to performing services for the Company.
[2]	GE granted options and SARs representing 46,928,000 shares to employees in fiscal year 2002.
[3]	Options typically have a ten-year term and vest according to the following schedule: 20% of the options vest each September commencing after the first September following the date of the grant.

AGGREGATED OPTION/SAR EXERCISES IN 2002 AND YEAR- END OPTION/SAR VALUES

As noted above, none of the Named Executives own any stock appreciation rights. The following table sets forth the value of the stock options held by the Named Executives based upon the value of GE’s common stock as of December 31, 2002.

			Number of Unexercised Options Held at December 31, 2002		Value of Unexercised In-the-Money Options Held at December 31, 2002[1]
Name	Shares Acquired on Exercise	Value Realized ($)	Exercis- able	Unexer- cisable	Exercis- able	Unexer- cisable

Pamela S. Schutz	3,750	$111,169	71,250	118,250	$726,776	—
Frank T. Gencarelli	—	—	8,500	21,000	$800	—
Paul A. Haley	—	—	900	7,850	—	—
Rose A. Hampton	—	—	7,125	10,125	$17,106	—
Elliot A. Rosenthal	—	—	3,750	10,000	$400	—

[1]	Based on the closing price on the New York Stock Exchange Composite Transactions (“NYSE”) of GE’s Common Stock. On December 31, 2002 the closing price was $24.35. The options and potential realizable value of those options have not been adjusted to account for the percentage of the relevant Named Executive’s time allocable to performing services for the Company.

LONG-TERM INCENTIVE PLAN — AWARDS IN LAST FISCAL YEAR	None of the Named Executives received any payment during 2002 under any long-term incentive plan maintained by us or our affiliates with respect to a performance period longer than one year.

OTHER PLANS AND ARRANGEMENTS

Retirement Benefits.    The table below illustrates the annual pension benefits payable to executive officers under the GE Pension Plan. The table also reflects the Excess Benefit Plan that we have established to provide retirement benefits over the Code limitations and the GE Supplementary Pension Plan that provides supplementary benefits to longer-service, higher level employees. Benefits in the table are not reduced by social security or other offset amounts. Since the benefits shown in the table reflect a straight life form of annuity benefit, if the payment is made in the form of a joint and survivor annuity, the annual amounts of benefit could be substantially below those illustrated.

Employees are generally eligible to retire with unreduced benefits under Company retirement plans at age 60 or later, and with social security benefits at age 62 or later. The approximate annual retirement benefits provided under Company retirement plans for GE employees retiring directly from the Company at age 60 or later are shown in the table below.

PENSION PLAN
TABLE

	Estimated Annual Retirement Benefit for Credited Years of Service[1]
Final Average Salary	20 Years	25 Years	30 Years	35 Years	40 Years

$ 100,000	30,000	38,750	47,500	56,250	65,000
$ 200,000	65,000	82,500	100,000	117,500	135,000
$ 300,000	100,000	126,250	152,500	178,750	205,000
$ 400,000	135,000	170,000	205,000	240,000	275,000
$ 500,000	170,000	213,750	257,500	301,250	345,000
$ 600,000	205,000	257,500	310,000	362,500	415,000
$ 700,000	240,000	301,250	362,500	423,750	485,000
$ 800,000	275,000	345,000	415,000	485,000	555,000
$ 900,000	310,000	388,750	467,500	546,250	625,000
$1,000,000	345,000	432,500	520,000	607,500	695,000

[1]	Retirement benefits under the GE Pension Plan are determined based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. GE Supplementary Pension Plan benefits are calculated as the excess of the amount determined under a formula recognizing length of service and final average earnings over the GE Pension Plan benefit.

Compensation covered by the GE Pension Plan (for purposes of pension benefits) excludes commissions and performance share awards and generally corresponds to that shown in the “Salary” and “Bonus” columns in the Summary Compensation Table. Compensation is calculated based on the average of the highest level of compensation paid during a period of 36 consecutive whole months. Only three Annual Incentive Plan bonuses (whether paid or deferred) may be included in obtaining the average compensation.

The Named Executives and their credited years of service as of December 31, 2002 are provided in the following table.

Named Executive	Years of Credited Service

Pamela S. Schutz	24 years
Frank T. Gencarelli	6 years
Paul A. Haley	3 years
Rose A. Hampton	34 years
Elliot A. Rosenthal	6 years

Legal Proceedings

We, like other insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Except for the McBride case described below, which is still in its preliminary stages, and its ultimate outcome, and any effect on us, cannot be determined at this time, management believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on our Consolidated Financial Statements.

On November 1, 2000, GE Life and Annuity Assurance Company (“GE Life”) was named as a defendant in a lawsuit filed in Georgia state court related to the sale of universal life insurance policies (McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co.). On December 1, 2000, we successfully removed the case to the United States District Court for the Middle District of Georgia. The complaint is brought as a class action on behalf of all persons who purchased certain universal life insurance policies from GE Life and alleges improper sales practices in connection with the sale of universal life policies. No class has been certified. On February 27, 2002, the Court denied our motion for summary judgment. We have vigorously denied liability with respect to the plaintiff’s allegations and the ultimate outcome, and any effect on us, cannot be determined at this time.

Experts

The consolidated financial statements of GE Life and Annuity Assurance Company as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Their report on the consolidated financial statements of GE Life and Annuity Assurance Company and subsidiary dated February 7, 2003 contains explanatory paragraphs that state that the Company changed its method of accounting for goodwill and other intangible assets in 2002 and derivative instruments and hedging activities in 2001.

Appendix A

MARKET VALUE ADJUSTMENT EXAMPLES	The formula used to determine the Market Value Adjustment factor is: ((1+i)/(1+j))n/365, where

n = the number of days to the end of your current Guarantee Term

i = the Guaranteed Interest Rate in effect for your current Guarantee Term

j =	the currently offered Guaranteed Interest Rate for a Guarantee Term with a duration of “n”

Examples of Market Value Adjustment at the end of the third Contract Year based on a single purchase payment of $100,000.00, a Guarantee Term of 10 years and a Guaranteed Interest Rate of 5.00%

Contract Value at the end of the third Contract Year = $100,000.00 x (1.05)3 = $115,762.50

Free Withdrawal Amount = Interest Credited to Contract Value during the prior twelve months = $5,512.50

Surrender Charge = ($115,762.50 - $5,512.50) x .05 = $5,512.50

Example #1: Full Surrender — Negative Market Value Adjustment

n = 2,555 (365 x 7)

i = 5.00%

j = 6.00%

MVA factor = (1.05/1.06)7 = .935802145

Amount Payable Upon Surrender = [(Contract Value - Free Withdrawal Amount - Surrender Charge) x MVA factor] + Free Withdrawal Amount

= [($115,762.50 - $5,512.50 - $5,512.50) x .935802145] + $5,512.50

= $103,526.08

Example #2: Full Surrender — Positive Market Value Adjustment

n = 2,555 (365 x 7)

i = 5.00%

j = 4.00%

MVA factor = (1.05/1.04)7 = 1.069280679

Amount Payable Upon Surrender = [(Contract Value - Free Withdrawal Amount - Surrender Charge) x MVA factor] + Free Withdrawal Amount

= [($115,762.50 - $5,512.50 - $5,512.50) x 1.069280679] + $5,512.50

= $117,506.29

A-1

GE LIFE AND ANNUITY ASSURANCE COMPANY

Financial Statements

Year ended December 31, 2002

(With Independent Auditors’ Report Thereon)

GE LIFE AND ANNUITY ASSURANCE COMPANY

December 31, 2002

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

GE Life and Annuity Assurance Company:

We have audited the accompanying consolidated balance sheets of GE Life and Annuity Assurance Company and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders’ interest, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GE Life and Annuity Assurance Company and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed in Notes 1 and 10 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

Richmond, Virginia

February 7, 2003

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Consolidated Balance Sheets

(Dollar amounts in millions, except per share amounts)

	December 31,
	2002	2001
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$10,049.0	$10,539.6
Equity securities available-for-sale, at fair value
Common stock	21.3	20.6
Preferred stock, non-redeemable	3.6	17.2
Mortgage loans, net of valuation allowance of $8.9 and $18.2 at December 31, 2002 and December 31, 2001, respectively	1,034.7	938.8
Policy loans	123.9	109.4
Short-term investments	278.0	40.5
Other invested assets	80.5	113.0

Total investments	11,591.0	11,779.1
Cash and cash equivalents	—	—
Accrued investment income	160.4	208.4
Deferred acquisition costs	827.2	853.8
Goodwill	107.4	107.4
Intangible assets	207.7	255.9
Reinsurance recoverable	174.4	151.1
Other assets	97.2	112.7
Separate account assets	7,182.8	8,994.3

Total assets	$20,348.1	$22,462.7

Liabilities and Shareholders’ Interest
Liabilities:
Future annuity and contract benefits	$10,771.5	$10,975.3
Liability for policy and contract claims	240.4	189.0
Other policyholder liabilities	208.1	91.4
Accounts payable and accrued expenses	136.2	555.0
Deferred income tax liability	104.9	75.5
Separate account liabilities	7,182.8	8,994.3

Total liabilities	18,643.9	20,880.5

Shareholders’ interest:
Net unrealized investment losses	(12.0)	(17.4)
Derivatives qualifying as hedges	2.3	(8.1)

Accumulated non-owner changes in equity	(9.7)	(25.5)
Preferred stock, Series A ($1,000 par value, $1,000 redemption and liquidation value, 200,000 shares authorized, 120,000 shares issued and outstanding)	120.0	120.0
Common stock ($1,000 par value, 50,000 shares authorized, 25,651 shares issued and outstanding)	25.6	25.6
Additional paid-in capital	1,050.7	1,050.7
Retained earnings	517.6	411.4

Total shareholders’ interest	1,704.2	1,582.2

Total liabilities and shareholders’ interest	$20,348.1	$22,462.7

See Notes to Consolidated Financial Statements.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Consolidated Statements of Income

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Revenues:
Net investment income	$600.2	$698.9	$708.9
Net realized investment gains	55.3	29.1	4.3
Premiums	105.3	108.4	116.3
Cost of insurance	125.8	126.1	126.0
Variable product fees	113.9	131.1	148.7
Other income	44.9	40.8	49.2

Total revenues	1,045.4	1,134.4	1,153.4

Benefits and expenses:
Interest credited	462.1	533.8	532.6
Benefits and other changes in policy reserves	178.2	182.3	223.6
Commissions	112.1	162.7	229.3
General expenses	103.5	128.7	124.4
Amortization of intangibles, net	35.9	52.5	45.2
Change in deferred acquisition costs, net	(5.1)	(125.3)	(237.7)

Total benefits and expenses	886.7	934.7	917.4

Income before income taxes and cumulative effect of change in accounting principle	158.7	199.7	236.0
Provision for income taxes	42.9	70.1	72.9

Income before cumulative effect of change in accounting principle	115.8	129.6	163.1
Cumulative effect of change in accounting principle, net of tax	—	(5.7)	—

Net income	$115.8	$123.9	$163.1

See Notes to Consolidated Financial Statements.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Consolidated Statements of Shareholders’ Interest

(Dollar amounts in millions, except per share amounts)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Non-owner Changes In Equity	Retained Earnings	Total Shareholders’ Interest
	Share	Amount	Share	Amount
Balances at January 1, 2000	120,000	$120.0	25,651	$25.6	$1,050.7	$(134.2)	$143.6	$1,205.7
Changes other than transactions with shareholders:
Net income	—	—	—	—	—	—	163.1	163.1
Net unrealized gains on investment securities (a)	—	—	—	—	—	115.5	—	115.5

Total changes other than transactions with shareholders								278.6

Cash dividend declared and paid	—	—	—	—	—	—	(9.6)	(9.6)

Balances at December 31, 2000	120,000	120.0	25,651	25.6	1,050.7	(18.7)	297.1	1,474.7

Changes other than transactions with shareholders:
Net income	—	—	—	—	—	—	123.9	123.9
Net unrealized gains on investment securities (a)	—	—	—	—	—	1.3	—	1.3
Cumulative effect on shareholders’ interest of adopting SFAS 133(b)	—	—	—	—	—	(7.8)	—	(7.8)
Derivatives qualifying as hedges (c)	—	—	—	—	—	(0.3)	—	(0.3)

Total changes other than transactions with shareholders								117.1

Cash dividends declared and paid	—	—	—	—	—	—	(9.6)	(9.6)

Balances at December 31, 2001	120,000	120.0	25,651	25.6	1,050.7	(25.5)	411.4	1,582.2

Changes other than transactions with shareholders:
Net income	—	—	—	—	—	—	115.8	115.8
Net unrealized gains on investment securities (a)	—	—	—	—	—	5.4	—	5.4
Derivatives qualifying as hedges (c)	—	—	—	—	—	10.4	—	10.4

Total changes other than transactions with shareholders								131.6

Cash dividends declared and paid	—	—	—	—	—	—	(9.6)	(9.6)

Balances at December 31, 2002	120,000	$120.0	25,651	$25.6	$1,050.7	$(9.7)	$517.6	$1,704.2

(a)	Presented net of deferred taxes of $(1.8), $0 , and $(61.8) in 2002, 2001 and 2000, respectively.
(b)	Presented net of deferred taxes of $4.4.
(c)	Presented net of deferred taxes of $(5.9) and $0.2 in 2002 and 2001, respectively.

See Notes to Consolidated Financial Statements.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net income	$115.8	$123.9	$163.1

Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principles, net of tax	—	5.7	—
Change in future policy benefits	373.2	434.0	539.6
Net realized investments gains	(55.3)	(29.1)	(4.3)
Amortization of investment premiums and discounts	29.9	6.8	(3.4)
Amortization of intangibles, net	35.9	52.5	45.2
Deferred income tax expense net	21.8	51.1	94.5
Change in certain assets and liabilities:
Decrease (increase) in:
Accrued investment income	48.0	7.5	(25.7)
Deferred acquisition costs	(5.1)	(125.3)	(237.7)
Other assets, net	6.6	(47.5)	186.7
Increase (decrease) in:
Policy and contract claims	27.9	39.7	25.5
Other policyholder liabilities	117.0	(71.5)	26.8
Accounts payable and accrued expenses	(380.4)	107.5	190.5

Total adjustments	219.5	431.4	837.7

Net cash provided by operating activities	335.3	555.3	1,000.8

Cash flows from investing activities:
Short term investment activity, net	(237.5)	(22.9)	(17.6)
Proceeds from sales and maturities of investment securities and other invested assets	6,087.4	3,904.1	1,997.0
Principal collected on mortgage and policy loans	151.2	332.6	102.1
Purchases of investment securities and other invested assets	(5,464.1)	(5,182.8)	(3,047.2)
Mortgage loan originations and increase in policy loans	(252.8)	(167.9)	(437.4)

Net cash provided by (used in) investing activities	284.2	(1,136.9)	(1,403.1)

Cash flows from financing activities:
Proceeds from issuance of investment contracts	3,116.8	4,120.9	5,274.4
Redemption and benefit payments on investment contracts	(3,694.3)	(3,566.0)	(4,946.8)
Proceeds from short-term borrowings	388.4	301.1	1,092.3
Payments on short-term borrowings	(420.8)	(336.2)	(1,006.6)
Cash dividends to shareholders	(9.6)	(9.6)	(9.6)

Net cash (used in) provided by financing activities	(619.5)	510.2	403.7

Net increase (decrease) in cash and cash equivalents	—	(71.4)	1.4
Cash and cash equivalents at beginning of year	—	71.4	70.0

Cash and cash equivalents at end of year	$—	$—	$71.4

See Notes to Consolidated Financial Statements.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(1) Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the historical operations and accounts of GE Life and Annuity Assurance Company (“GELAAC”) and its subsidiary, Assigned Settlement, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

The majority of GELAAC’s outstanding common stock is owned by General Electric Capital Assurance Company (“GECA”). GECA is an indirect wholly-owned subsidiary of GE Financial Assurance Holdings, Inc. (“GEFAHI”), which was an indirect wholly-owned subsidiary of General Electric Capital Corporation (“GECC”). GECC is a wholly-owned subsidiary of General Electric Capital Services, Inc. (“GE Capital Services”) at December 31, 2002, which in turn is wholly owned, directly or indirectly, by General Electric Company.

(b)	Basis of Presentation

These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation.

(c)	Products

Our product offerings are divided along two major segments of consumer needs: (i) Wealth Accumulation and Transfer and (ii) Lifestyle Protection and Enhancement.

Wealth Accumulation and Transfer products are investment vehicles and insurance contracts intended to increase the policyholder’s wealth, transfer wealth to beneficiaries, or provide a means for replacing the income of the insured in the event of premature death. Our principal product lines under the Wealth Accumulation and Transfer segment are deferred annuities (fixed or variable), life insurance (universal, variable, and interest sensitive), and institutional stable value products.

Lifestyle Protection and Enhancement products are intended to protect accumulated wealth and income from the financial drain of unforeseen events. Our principal product line under the Lifestyle Protection and Enhancement segment is Medicare supplemental insurance.

We distribute our products through two primary channels: intermediaries (such as brokerage general agencies, banks, securities brokerage firms, financial planning firms, accountants, affluent market producers, and specialized brokers) and career or dedicated sales forces, who distribute certain of our products on an exclusive basis, some of whom are not our employees. Approximately 26%, 30%, and 25% of our sales of variable products in 2002, 2001, and 2000, respectively, have been through two specific national stock brokerage firms. Loss of all or a substantial portion of the business provided by these stock brokerage firms could have a material adverse effect on our business and operations. We do not believe, however, that the loss of such business would have a long-term adverse effect because of our competitive position in the marketplace, the availability of business from other distributors, and our mix of other products.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

We offer insurance products throughout the United States of America (except New York). Approximately 20%, 17%, and 18% of premium and annuity consideration collected, in 2002, 2001, and 2000, respectively, came from customers residing in the South Atlantic region of the United States; approximately 16%, 23%, and 24% of premium and annuity consideration collected, in 2002, 2001, and 2000, respectively, came from customers residing in the Mid-Atlantic region of the United States; and approximately 11%, 13%, and 9% of premium and annuity consideration collected, in 2002, 2001, and 2000, respectively, came from customers residing in California.

(d)	Revenues

Investment income is recorded when earned. Realized investment gains and losses are calculated on the basis of specific identification. Premiums on long-duration insurance products are recognized as earned when due or, in the case of life contingent annuities, when the contracts are issued. Premiums received under institutional stable value products; annuity contracts without significant mortality risk, and universal life products are not reported as revenues but as deposits and included in liabilities for future annuity and contract benefits. Cost of insurance is charged to universal life policyholders based upon at risk amounts and is recognized as revenue when due. Variable product fees are charged to variable annuity and variable life policyholders based upon the daily net assets of the policyholders’ account values, and are recognized as revenue when charged. Other income consists primarily of surrender charges on certain policies. Surrender charges are recognized as income when the policy is surrendered.

(e)	Cash and Cash Equivalents

Certificates, money market funds, and other time deposits with original maturities of less than 90 days are considered cash equivalents in the Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Items with maturities greater than 90 days but less than a year are included in short term investments.

(f)	Investment Securities

We have designated our fixed maturities (bonds) and our equity securities (common and non-redeemable preferred stock) as available-for-sale. The fair value for regularly traded fixed maturities and equity securities is based on quoted market prices. For fixed maturities not regularly traded, fair values are estimated using values obtained from independent pricing services or discounted expected cash flows using current market rates commensurate with credit quality and maturity of the investments, as applicable.

Changes in the fair values of investments available-for-sale, net of the effect on deferred acquisition costs, present value of future profits, and deferred income taxes are reflected as unrealized investment gains or losses in a separate component of shareholders’ interest and, accordingly, have no effect on net income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds fair value, the duration of the market decline, and the financial health of specific prospects for the issuer. Unrealized losses that are considered other than temporary are recognized in earnings through an adjustment to the amortized cost basis of the underlying securities.

We engage in certain securities lending transactions, which require the borrower to provide collateral, primarily consisting of cash and government securities, on a daily basis, in amounts equal to or exceeding 102% of the fair value of the applicable securities loaned.

Investment income on mortgage-backed and asset-backed securities is initially based upon yield, cash flow, and prepayment assumptions at the date of purchase. Subsequent revisions in those assumptions are recorded using the retrospective method, whereby the amortized cost of the securities is adjusted to the amount that would have existed had the revised assumptions been in place at the date of purchase. The adjustments to amortized cost are recorded as a charge or credit to investment income.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

Mortgage and policy loans are stated at their unpaid principal balance. Mortgage loans are stated net of an allowance for estimated uncollectible amounts. The allowance for losses is determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled loans, if any. Write-downs and the change in reserves are included in net realized investment gains and losses in the Consolidated Statements of Income.

Short-term investments, are stated at amortized cost which approximates fair value. Equity securities (including seed money for new mutual fund portfolios) are stated at fair value. Investments in limited partnerships are generally accounted for under the equity method of accounting. Real estate is included in other invested assets is stated, generally, at cost less accumulated depreciation. Other long-term investments are stated generally at amortized cost.

(g)	Deferred Acquisition Costs

Acquisition costs include costs and expenses, which vary with and are primarily related to the acquisition of insurance and investment contracts.

Acquisition costs include first-year commissions in excess of recurring renewal commissions, certain support costs such as underwriting and policy issue costs, and the bonus feature of certain variable annuity products. For investment and universal life type contracts, amortization is based on the present value of anticipated gross profits from investments, interest credited, surrender and other policy charges, and mortality and maintenance expenses. Amortization is adjusted retroactively when current estimates of future gross profits to be realized are revised. For other long-duration insurance contracts, the acquisition costs are amortized in relation to the estimated benefit payments or the present value of expected future premiums.

Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income and, if not considered recoverable, are charged to expense.

(h)	Intangible Assets

Present Value of Future Profits - In conjunction with our acquisitions, a portion of the purchase price is assigned to the right to receive future gross profits arising from existing insurance and investment contracts. This intangible asset, called present value of future profits (“PVFP”), represents the actuarially determined present value of the projected future cash flows from the acquired policies.

PVFP is amortized, net of accreted interest, in a manner similar to the amortization of deferred acquisition costs. Interest accretes at rates credited to policyholders on underlying contracts. Recoverability of PVFP is evaluated periodically by comparing the current estimate of expected future gross profits to the unamortized asset balance. If such a comparison indicates that the expected gross profits will not be sufficient to recover PVFP, the difference is charged to expense.

PVFP is further adjusted to reflect the impact of unrealized gains or losses on fixed maturities classified as available for sale in the investment portfolios. Such adjustments are not recorded in our net income but rather as a credit or charge to shareholders’ interest, net of applicable income tax.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

Goodwill - As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS 142). Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value approach, at the “reporting unit” level. A reporting unit is the operating segment, or business one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the component level. We recognize an impairment charge for any amount by which the carrying amount of a report unit’s goodwill exceeds its fair value. We used discounted cash flows to establish fair values. When available and as appropriate, we used comparative market multiples to corroborate discounted cash flow results. When a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposal using the relative fair value methodology.

We amortize the costs of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Intangible assets with indefinite lives are tested for impairment and written down to fair value as required.

Before December 31, 2001, we amortized goodwill over our estimated period of benefit on a straight-line basis; we amortized other intangible assets on appropriate bases over their estimated lives. No amortization period exceeded 40 years. When an intangible asset’s carrying value exceeded associated expected operating cash flows, we considered it to be impaired and wrote it down to fair value, which we determined based on either discounted future cash flows or appraised values.

Software - Costs incurred for internally developed and purchased software are capitalized after technological feasibility is established. Capitalization ceases when the software is ready for its intended use and is amortized over a period of 3 to 5 years.

(i)	Income Taxes

We file a consolidated life insurance federal income tax return with our parent, GECA and its life insurance affiliates. The method of income tax allocation is subject to written agreement authorized by the Board of Directors. Allocation is based on the separate return liabilities with offsets for losses and credits utilized to reduce current consolidated tax liability. Intercompany tax balances are settled quarterly, with a final settlement after filing of the federal income tax return.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

(j)	Reinsurance

Premium revenue, benefits, underwriting, acquisition, and insurance expenses are reported net of the amounts relating to reinsurance ceded to other companies. Amounts due from reinsurers for incurred and estimated future claims are reflected in the reinsurance recoverable asset. The cost of reinsurance is accounted for over the terms of the related treaties using assumptions consistent with those used to account for the underlying reinsured policies.

(k)	Future Annuity and Contract Benefits

Future annuity and contract benefits consist of the liability for investment contracts, insurance contracts and accident and health contracts. Investment contract liabilities are generally equal to the policyholder’s current

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

account value. The liability for insurance and accident and health contracts is calculated based upon actuarial assumptions as to mortality, morbidity, interest, expense, and withdrawals, with experience adjustments for adverse deviation where appropriate.

(l)	Liability for Policy and Contract Claims

The liability for policy and contract claims represents the amount needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the end of the respective reporting period. The estimated liability includes requirements for future payments of (a) claims that have been reported to the insurer, and (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees and costs to record, process, and adjust claims.

(m)	Separate Accounts

The separate account assets and liabilities represent funds held, and the related liabilities for, the exclusive benefit of the variable annuity contract holders and variable life policyholders. We receive mortality risk and expense fees and administration charges from the variable mutual fund portfolios in the separate accounts. The separate account assets are carried at fair value and are equal to the liabilities that represent the policyholders’ equity in those assets.

We have periodically transferred capital to the separate accounts to provide for the initial purchase of investments in new mutual fund portfolios. As of December 31, 2002, approximately $20.0 of our other invested assets related to our capital investments in the separate accounts.

(n)	Accounting Changes

Under SFAS 142, goodwill is no longer amortized but is tested for impairment using a fair value methodology. We stopped amortizing goodwill effective January 1, 2002.

Under SFAS 142, we were required to test all existing goodwill for impairment as of January 1, 2002, on a “reporting unit” basis. No goodwill impairment charge was taken as a result of our goodwill testing for impairment in accordance with SFAS 142.

At January 1, 2001, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS 133 all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows the effective portion of changes in fair value is recorded temporarily in equity, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. Further information about derivative instruments is provided in Note 10.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

At January 1, 2001, the cumulative effect of adopting this accounting change, was as follows:

	Earnings	Shareholders’ Interest
Adjustment to fair value of derivatives (a)	$(8.7)	$(12.2)
Income tax effects	3.0	4.4

Totals	$(5.7)	$(7.8)

(a)	For earnings effect, amount shown is net of hedged items.

The cumulative effect on shareholders’ interest was primarily attributable to marking to market swap contracts used to hedge variable-rate borrowings. Decreases in the fair values of these instruments were attributable to declines in interest rates since inception of the hedging arrangement. As a matter of policy, we ensure that funding, including the effect of derivatives, of our investment and other financial asset positions are substantially matched in character (e.g., fixed vs. floating) and duration. As a result, declines in the fair values of these effective derivatives are offset by unrecognized gains on the related financing assets and hedged items, and future net earnings will not be subject to volatility arising from interest rate changes.

(o)	Accounting Pronouncements Not Yet Adopted

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which we intend to adopt on July 1, 2003. We do not believe it is reasonably possible that any special purpose entities (“SPEs”), or assets previously sold to qualifying SPEs (“QSPEs”), will be consolidated on our books. Information about our activities with, and exposures to, QSPEs is provided in Note 11.

(2) Investment Securities

(a)	General

For the years ended December 31, 2002, 2001, and 2000 the sources of our investment income were as follows:

	2002	2001	2000
Fixed maturities	$528.8	$615.2	$623.1
Equity securities	0.5	1.7	1.8
Mortgage loans	73.2	80.9	80.0
Policy loans	6.3	7.1	4.6
Other investments	0.9	1.8	6.7

Gross investment income	609.7	706.7	716.2
Investment expenses	(9.5)	(7.8)	(7.3)

Net investment income	$600.2	$698.9	$708.9

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

For the years ended December 31, 2002, 2001, and 2000, sales proceeds and gross realized investment gains and losses from the sales of investment securities available-for-sale were as follows:

	2002	2001	2000
Sales proceeds	$4,186.9	$2,663.3	$874.2

Gross realized investments:
Gains	181.1	100.5	29.3
Losses, including impairments (a)	(125.8)	(71.4)	(25.0)

Net realized investments gains	$55.3	$29.1	$4.3

(a) Impairments were $(77.4), $(24.1) and $(12.6) in 2002, 2001 and 2000, respectively.

The additional proceeds from investments presented in our Consolidated Statements of Cash Flows result from principal collected on mortgage and asset-backed securities, maturities, calls, and sinking fund payments.

Net unrealized gains and losses on investment securities and other invested assets classified as available-for-sale are reduced by deferred income taxes and adjustments to PVFP and deferred acquisition costs that would have resulted had such gains and losses been realized. Net unrealized gains and losses on available-for-sale investment securities and other invested assets reflected as a separate component of shareholders’ interest as of December 31, 2002, 2001, and 2000 are summarized as follows:

	2002	2001	2000
Net unrealized gains (losses) on available-for-sale investment securities and other invested assets before adjustments:
Fixed maturities	$18.6	$(41.2)	$(34.4)
Equity securities	4.2	4.6	(1.6)
Other invested assets	(13.9)	(16.4)	(3.2)

Subtotal	8.9	(53.0)	(39.2)

Adjustments to the present value of future profits and deferred acquisitions costs	(29.5)	25.2	10.1
Deferred income taxes	8.6	10.4	10.4

Net unrealized losses on available-for-sale investment securities	$(12.0)	$(17.4)	$(18.7)

The change in the net unrealized gains (losses) on investment securities reported in accumulated non-owner changes in equity is as follows:

	2002	2001	2000
Net unrealized losses on investment securities—beginning of year	$(17.4)	$(18.7)	$(134.2)
Unrealized (losses) gains on investment securities—net of deferred taxes of ($21.2), ($10.2), and ($63.3)	41.3	20.2	118.3
Reclassification adjustments—net of deferred taxes of $19.4, $10.2 and $1.5	(35.9)	(18.9)	(2.8)

Net unrealized losses on investment securities—end of year	$(12.0)	$(17.4)	$(18.7)

At December 31, 2002 and 2001, the amortized cost, gross unrealized gains and losses, and fair values of our fixed maturities and equity securities available-for-sale were as follows:

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$29.4	$0.6	$(0.2)	$29.8
State and municipal	1.0	—	—	1.0
Non-U.S. government	45.9	1.8	(0.1)	47.6
U.S. corporate	6,063.8	161.5	(207.3)	6,018.0
Non-U.S. corporate	668.7	14.4	(15.9)	667.2
Mortgage-backed	1,973.5	58.1	(3.9)	2,027.7
Asset-backed	1,248.1	18.0	(8.4)	1,257.7

Total fixed maturities	10,030.4	254.4	(235.8)	10,049.0
Common stocks and non-redeemable preferred stocks	20.7	4.2	—	24.9

Total available-for-sale securities	$10,051.1	$258.6	$(235.8)	$10,073.9

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:
U.S. government and agency	$5.1	$0.1	$—	$5.2
State and municipal	1.2	—	—	1.2
Non-U.S. government	37.0	0.2	(0.5)	36.7
U.S. corporate	5,976.7	93.6	(199.4)	5,870.9
Non-U.S. corporate	819.5	10.5	(18.0)	812.0
Mortgage-backed	2,217.3	50.9	(7.3)	2,260.9
Asset-backed	1,524.0	31.5	(2.8)	1,552.7

Total fixed maturities	10,580.8	186.8	(228.0)	10,539.6
Common stocks and non-redeemable preferred stocks	33.2	4.8	(0.2)	37.8

Total available-for-sale securities	$10,614.0	$191.6	$(228.2)	$10,577.4

The scheduled maturity distribution of the fixed maturity portfolio at December 31, 2002 follows. Expected maturities may differ from scheduled contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year less	$700.3	$698.0
Due one year through five years	2,183.7	2,191.8
Due five years through ten years	2,398.9	2,427.0
Due after ten years	1,525.9	1,446.8

Subtotals	6,808.8	6,763.6
Mortgage-backed securities	1,973.5	2,027.7
Asset-backed securities	1,248.1	1,257.7

Totals	$10,030.4	$10,049.0

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

As of December 31, 2002, $1,127.4 of our investments (excluding mortgage and asset-backed securities) were subject to certain call provisions.

As required by law, we have amounts invested, with governmental authorities and banks for the protection of policyholders, of $5.7 and $5.5 as of December 31, 2002 and 2001, respectively.

As of December 31, 2002, approximately 21%, 20%, and 14% of our investment portfolio was comprised of securities issued by the manufacturing, financial, and utilities industries, respectively, the vast majority of which are rated investment grade, and which are senior secured bonds. No other industry group comprises more than 10% of our investment portfolio. This portfolio is widely diversified among various geographic regions in the United States and is not dependent on the economic stability of one particular region.

As of December 31, 2002, we did not hold any fixed maturity securities which exceeded 10% of shareholders’ interest.

The credit quality of the fixed maturity portfolio at December 31, 2002 and 2001 follows. The categories are based on the higher of the ratings published by Standard & Poors or Moody’s.

	2002		2001
	Fair value	Percent	Fair value	Percent
Agencies and treasuries	$199.6	2.0%	$250.5	2.4%
AAA/Aaa	2,801.1	27.9	3,232.4	30.7
AA/Aa	843.6	8.4	841.9	8.0
A/A	2,842.6	28.3	2,432.5	23.1
BBB/Baa	2,170.9	21.6	2,366.6	22.4
BB/Ba	370.7	3.7	346.2	3.3
B/B	99.3	1.0	95.6	0.9
CC and below	19.6	0.2	10.0	0.1
Not rated	701.6	6.9	963.9	9.1

Totals	$10,049.0	100.0%	$10,539.6	100.0%

Bonds with ratings ranging from AAA/Aaa to BBB-/Baa3 are generally regarded as investment grade securities. Some agencies and treasuries (that is, those securities issued by the United States government or an agency thereof) are not rated, but all are considered to be investment grade securities. Finally, some securities, such as private placements, have not been assigned a rating by any rating service and are therefore categorized as “not rated”. This has neither positive nor negative implications regarding the value of the security.

At December 31, 2002 and 2001, there were fixed maturities in default (issuer has missed a coupon payment or entered bankruptcy) with a fair value of $19.1 and $11.7, respectively.

We have limited partnership commitments outstanding of $11.6 and $16.0 at December 31, 2002 and December 31, 2001, respectively.

(b)	Mortgage and Real Estate Portfolio

For the years ended December 31, 2002 and 2001, respectively, we originated $102.1 and $36.0 of mortgages secured by real estate in California, which represents 43% and 25% of our total originations for those years.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

We have certain investment commitments to provide fixed-rate loans. The investment commitments, which would be collateralized by related properties of the underlying investments, involve varying elements of credit and market risk. Investment commitments outstanding at December 31, 2002 and 2001 were $15.3 and $6.7, respectively.

“Impaired” loans are defined under U.S. GAAP as loans for which it is probable that the lender will be unable to collect all amounts due according to the original contractual terms of the loan agreement. That definition excludes, among other things, leases or large groups of smaller-balance homogenous loans, and therefore applies principally to our commercial loans.

Under these principles, we have two types of “impaired” loans: loans requiring allowances for losses (none as of December 31, 2002 and 2001) and loans expected to be fully recoverable because the carrying amount has been reduced previously through charge-offs or deferral of income recognition ($3.7 and $7.6 as of December 31, 2002 and 2001, respectively). Average investment in impaired loans during December 31, 2002, 2001, and 2000 was $5.1, $6.8, and $11.5 and interest income earned on these loans while they were considered impaired was $0.5, $0.9, and $0.8 for the years ended December 31, 2002, 2001, and 2000, respectively.

The following table presents the activity in the allowance for losses during the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Balance at January 1	$18.2	$14.3	$23.3
(Benefit) provision (credited) charged to operations	(9.3)	2.3	(11.1)
Amounts written off, net of recoveries	—	1.6	2.1

Balance at December 31	$8.9	$18.2	$14.3

During 2002 and 2000, as part of its on-going analysis of exposure to losses arising from mortgage loans, we recognized $11.6 and $12.7 reduction in its allowance for losses, respectively.

The allowance for losses on mortgage loans at December 31, 2002, 2001, and 2000 represented 0.8%, 1.9%, and 1.3% of gross mortgage loans, respectively.

There were no non-income producing mortgage loans as of December 31, 2002 and 2001.

(3) Deferred Acquisition Costs

Activity impacting deferred acquisition costs for the years ended December 31, 2002, 2001, and 2000 was as follows:

	2002	2001	2000
Unamortized balance at January 1	$838.2	$712.9	$475.2
Cost deferred	116.3	204.1	304.4
Amortization, net	(111.2)	(78.8)	(66.7)

Unamortized balance at December 31	843.3	838.2	712.9
Cumulative effect of net unrealized investment losses	(16.1)	15.6	2.8

Balance at December 31	$827.2	$853.8	$715.7

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(4) Intangible Assets and Goodwill

At December 31, 2002 and 2001 the gross carrying amount and accumulated amortization of intangibles subject to amortization were as follows:

	2002		2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Present Value of Future Profits (“PVFP”)	$541.0	$(352.2)	$564.0	$(319.3)
Capitalized Software	26.8	(8.7)	16.2	(5.9)
All Other	1.3	(0.5)	1.2	(0.3)

Total	$569.1	$(361.4)	$581.4	$(325.5)

(a)	Present Value of Future Profits

The method used by us to value PVFP in connection with acquisitions of life insurance entities is summarized as follows: (1) identify the future gross profits attributable to certain lines of business, (2) identify the risks inherent in realizing those gross profits, and (3) discount those gross profits at the rate of return that we must earn in order to accept the inherent risks.

The following table presents the activity in PVFP for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Unamortized balance at January 1	$235.1	$278.1	$314.8
Interest accreted as 6.20%, 6.57% and 5.94% for December 31, 2002, 2001, and 2000, respectively	13.2	16.3	17.1
Amortization	(46.1)	(59.3)	(53.8)

Unamortized balance December 31	202.2	235.1	278.1
Cumulative effect of net unrealized investment losses	(13.4)	9.6	7.3

Balance at December 31	$188.8	$244.7	$285.4

The estimated percentage of the December 31, 2002 balance, before the effect of unrealized investment gains or losses, to be amortized over each of the next five years is as follows:

2003	12.5%
2004	10.9%
2005	9.8%
2006	8.5%
2007	7.5%

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(b)	Goodwill

For both December 31, 2002 and 2001, total unamortized goodwill was $107.4 which is shown net of accumulated amortization and adjustments of $43.3. Goodwill amortization was $7.0 for the years ending 2001 and 2000. Under SFAS 142 (effective January 1, 2002), goodwill is no longer amortized but is tested for impairment using a fair value methodology.

As of December 31, 2002 goodwill was comprised of the following:

Wealth Accumulation and Transfer	$85.5
Lifestyle Protection and Enhancement	21.9

Total	$107.4

The effects on earnings excluding such goodwill amortization from 2002, 2001, and 2000 follow.

	2002	2001	2000
Net income as reported	$115.8	$123.9	$163.1

Net income excluding goodwill amortization	$115.8	$130.8	$170.0

(5) Reinsurance

We are involved in both the cession and assumption of reinsurance with other companies. Our reinsurance consists primarily of long-duration contracts that are entered into with financial institutions and related party reinsurance. Although these reinsurance agreements contractually obligate the reinsurers to reimburse us, they do not discharge us from our primary liabilities and we remain liable to the extent that the reinsuring companies are unable to meet their obligations.

In order to limit the amount of loss retention, certain policy risks are reinsured with other insurance companies. The maximum of individual ordinary life insurance normally retained by any one insured with an issue age up to 75 is $1 and for issue ages over 75 is $0.1. Certain accident and health insurance policies are reinsured on either a quota share or excess of loss basis. We also use reinsurance for guaranteed minimum death benefit (“GMDB”) options on our variable annuity products. We do not have significant reinsurance contracts with any one reinsurer that could have a material impact on our results of operations.

Net life insurance in force as of December 31 is summarized as follows:

	2002	2001	2000
Direct life insurance in force	$29.0	$31.3	$32.9
Amounts ceded to other companies	(4.6)	(5.3)	(5.5)
Amounts assumed from other companies	2.1	2.2	2.4

Net premiums	$26.5	$28.2	$29.8

Percentage of amount assumed to net	7.9%	7.8%	8.1%

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

The effects of reinsurance on premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows:

	2002	2001	2000
Direct	$117.9	$128.8	$145.6
Assumed	4.8	3.3	3.3
Ceded	(17.4)	(23.7)	(32.6)

Net premiums earned	$105.3	$108.4	$116.3

Percentage of amount assumed to net	5%	3%	3%

Due to the nature of our insurance contracts, premiums earned approximate premiums written.

Reinsurance recoveries recognized as a reduction of benefits amounted to $42.4, $58.0, and $54.3 for the years ended December 31, 2002, 2001, and 2000, respectively.

(6) Future Annuity and Contract Benefits

(a)	Investment Contracts

Investment contracts are broadly defined to include contracts without significant mortality or morbidity risk. Payments received from sales of investment contracts are recognized by providing a liability equal to the current account value of the policyholder’s contracts. Interest rates credited to investment contracts are guaranteed for the initial policy term with renewal rates determined as necessary by management.

(b)	Insurance Contracts

Insurance contracts are broadly defined to include contracts with significant mortality and/or morbidity risk. The liability for future benefits of insurance contracts is the present value of such benefits less the present value of future net premiums, based on mortality, morbidity, and other assumptions which were appropriate at the time the policies were issued or acquired. These assumptions are periodically evaluated for potential reserve deficiencies. Reserves for cancelable accident and health insurance are based upon unearned premiums, claims incurred but not reported, and claims in the process of settlement. This estimate is based on our experience and the experience of the insurance industry, adjusted for current trends. Any changes in the estimated liability are reflected in income as the estimates are revised.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

The following chart summarizes the major assumptions underlying our recorded liabilities for future annuity and contract benefits:

	Withdraw Assumption	Mortality/ Morbidity Assumption	Interest Rate Assumption	December 31,
				2002	2001
Investment contracts	N/A	N/A	N/A	$8,592.0	$8,788.6
Limited payment contracts	None	(a)	3.0%-12.0%	30.3	17.9
Traditional life insurance contracts	Company Experience	(b)	6.9% grading to 6.5%	316.6	344.2
Universal life type contracts	N/A	N/A	N/A	1,780.8	1,774.9
Accident and health	Company Experience	(c)	7.5% grading to 4.5%	51.8	49.7

Total future annuity and contracts benefits				$10,771.5	$10,975.3

(a)	Either the United States Population Table, 1983 Group Annuitant Mortality Table or 1983 Individual Annuity Mortality Table and Company experience.
(b)	Principally modifications of the 1965-70 or 1975-80 Select and Ultimate Tables and Company experience.
(c)	The 1958 Commissioner’s Standard Ordinary Table, 1964 modified and 1987 Commissioner’s Disability Tables, and Company experience.

(7) Income Taxes

The total provision (benefit) for income taxes for the years ended December 31, 2002, 2001, and 2000 consisted of the following components:

	2002	2001	2000
Current federal income tax	$19.8	$18.2	$(20.8)
Deferred federal income tax	20.8	49.1	90.5

Subtotal-federal income tax	40.6	67.3	69.7

Current state income tax	1.3	0.8	(0.8)
Deferred state income tax	1.0	2.0	4.0

Subtotal-state income tax	2.3	2.8	3.2

Total income tax	$42.9	$70.1	$72.9

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

The reconciliation of the federal statutory rate to the effective income tax rate for the years ended December 31, 2002, 2001, and 2000 is as follows:

	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	0.5	0.5	0.5
Non-deductible goodwill amortization	—	1.2	1.0
Dividends-received deduction	(9.1)	(2.9)	(1.7)
Other, net	0.6	1.3	(3.9)

Effective rate	27.0%	35.1%	30.9%

The components of the net deferred income tax liability at December 31, 2002 and 2001 are as follows:

	2002	2001
Assets:
Insurance reserves amounts	$146.8	$161.8
Net unrealized losses on investment securities	8.6	10.4
Net unrealized loss on derivatives	—	5.0

Total deferred income tax asset	155.4	177.2

Liabilities:
Investments	8.1	1.6
Present value of future profits	43.7	47.3
Deferred acquisition costs	203.6	194.6
Other	4.9	9.2

Total deferred income tax liability	260.3	252.7

Net deferred income tax liability	$104.9	$75.5

Based on an analysis of our tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income enabling us to realize remaining deferred tax assets. Accordingly, no valuation allowance for deferred tax assets is deemed necessary.

We received a refund of federal and state taxes of $16.4 and $23.9 for the years ended December 31, 2002 and 2001. We also paid $41.1 for federal and state income taxes for the year ended December 31, 2000.

At December 31, 2002 and 2001, the deferred income tax liability was $260.3 and $252.7, respectively. At December 31, 2002 and 2001, the current income tax liability was $30.3 and $2.1, respectively.

(8) Related Party Transactions

We pay investment advisory fees and other fees to affiliates. Amounts incurred for these items aggregated $36.8, $18.3, and $11.1 for the years ended December 31, 2002, 2001, and 2000, respectively. We charge affiliates for certain services and for the use of facilities and equipment which aggregated $58.4, $68.1, and $55.2, for the years ended December 31, 2002, 2001, and 2000, respectively.

In May 2002, we entered into an investment management agreement with GE Asset Management Incorporated (“GEAM”) under which we paid $8.9 to GEAM as compensation for the investment services.

During 2002, we sold certain assets to an affiliate at a fair value established as if it were an arms-length, third party transaction, which resulted in a gain of $17.6.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

We pay interest on outstanding amounts under a credit funding agreement with GNA Corporation, the parent company of GECA. We have a credit line of $500 with GNA. Interest expense under this agreement was $0.1, $0.6, and $1.1 for the years ended December 31, 2002, 2001, and 2000 respectively. We pay interest at the cost of funds of GNA Corporation, which were 1.95% and 2.8%, as of December 31, 2002 and 2001, respectively. The amounts outstanding as of December 31, 2002 and 2001 were $18.1 and $50.5, respectively, and are included with accounts payable and accrued expenses in the Consolidated Balance Sheets.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(9) Litigation

We, like other insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Except for the McBride case described below, the ultimate outcome of which, and any effect on us, cannot be determined at this time, management believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on our Consolidated Financial Statements.

On November 1, 2000, GE Life and Annuity Assurance Company (“GE Life”) was named as a defendant in a lawsuit filed in Georgia state court related to the sale of universal life insurance policies (McBride v. Life Insurance Co. of Virginia dba GE Life and Annuity Assurance Co.). On December 1, 2000, we successfully removed the case to the United States District Court for the Middle District of Georgia. The complaint is brought as a class action on behalf of all persons who purchased certain universal life insurance policies from GE Life and alleges improper sales practices in connection with the sale of universal life policies. No class has been certified. On February 27, 2002, the Court denied us motion for summary judgment. We have vigorously denied liability with respect to the plaintiff’s allegations and the ultimate outcome, and any effect on us, of the McBride litigation cannot be determined at this time.

(10) Fair Value of Financial Instruments

Assets and liabilities that are reflected in the Consolidated Financial Statements at fair value are not included in the following disclosures; such items include cash and cash equivalents, investment securities, separate accounts, and derivative financial instruments. Other financial assets and liabilities – those not carried at fair value – are discussed in the following pages. Apart from certain borrowings and certain marketable securities, few of the instruments discussed below are actively traded and their fair values must be determined using models. Although management has made every effort to develop the fairest representation of fair value for this section, it would be unusual if the estimates could actually have been realized at December 31, 2002 and 2001.

A description of how fair values are estimated follows:

Borrowings. Based on market quotes or comparables.

Mortgage loans. Based on quoted market prices, recent transactions and/or discounted future cash flows, using rates at which similar loans would have been made to similar borrowers.

Investment contract benefits. Based on expected future cash flows, considering expected renewal premiums, claims, refunds and servicing costs, discounted at a current market rate.

All other instruments. Based on comparable market transactions, discounted future cash flows, quoted market prices, and /or estimates of the cost to terminate or otherwise settle obligations.

Information about certain financial instruments that were not carried at fair value at December 31, 2002 and 2001, is summarized as follows:

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

	2002				2001
	Assets (Liabilities)				Assets (Liabilities)
	Notional Amount		Carrying Amount	Estimated Fair Value	Notional Amount		Carrying Amount	Estimated Fair Value
Assets:
Mortgage loans	(a	)	$1,034.7	$1,124.7	(a	)	$938.8	$978.4
Other financial instruments	(a	)	1.6	1.6	(a	)	17.8	17.8
Liabilities:
Borrowings and related instruments:
Borrowings	(a	)	(18.1)	(18.1)	(a	)	(50.5)	(50.5)
Investment contract benefits	(a	)	(8,592.0)	(8,711.1)	(a	)	(8,788.6)	(8,868.4)
Other firm commitments:
Ordinary course of business lending commitments	15.3		—	—	6.7		—	—
Commitments to fund limited partnerships	11.6		—	—	16.0		—	—

(a)	These financial instruments do not have notional amounts.

A reconciliation of current period changes for the years ended December 31, 2002 and 2001, net of applicable income taxes in the separate component of shareholders’ interest labeled “derivatives qualifying as hedges”, follows:

	2002	2001
Net Other Comprehensive Income Balances as of January 1	$(8.1)	$(7.8)
Current period decreases in fair value–net	9.2	(0.1)
Reclassification to earnings, net	1.2	(0.2)

Balance at December 31	$2.3	$(8.1)

Hedges of Future Cash Flows

There was less than $0.01 of ineffectiveness reported in the twelve months ended December 31, 2002 and 2001 in fair values of hedge positions. There were no amounts excluded from the measure of effectiveness in the twelve months ended December 31, 2002 and 2001 related to the hedge of future cash flows.

Of the $(7.8) transition adjustment recorded in shareholders’ interest at January 1, 2001, $(0.2), net of income taxes, was reclassified to income during the twelve month period ended December 31, 2001. The $2.3, net of taxes, recorded in shareholders’ interest at December 31, 2002 is expected to be reclassified to future income, contemporaneously with and primarily offsetting changes in interest expense and interest income on floating-rate instruments. Of this amount $0.9, net of income taxes, is expected to be reclassified to earnings over the twelve-month period ending December 31, 2003. Actual amounts may vary from this amount as a result of market conditions. The amount of $1.2 net of income taxes was reclassified to income over the twelve months ended December 31, 2002. No amounts were reclassified to income during the twelve months ended December 31, 2002 and 2001 in connection with forecasted transactions that were no longer considered probable of occurring.

Derivatives Not Designated as Hedges

At December 31, 2002, there were no derivatives that do not qualify for hedge accounting under SFAS 133, as amended.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(11) Non-controlled Entities

One of the most common forms of off-balance sheet arrangements is asset securitization. We use GE Capital sponsored and third party entities to facilitate asset securitizations. As part of this strategy, management considers the relative risks and returns of our alternatives and predominately uses GE Capital sponsored entities. Management believes these transactions could be readily executed through third party entities at insignificant incremental cost.

The following table summarizes the current balance of assets sold to QSPEs at December 31:

	2002	2001
Receivables-secured by:
Commercial mortgage loans	$162.4	$183.4
Fixed maturities	129.9	—
Other receivables	117.2	129.4

Total receivables	$409.5	$312.8

We evaluate the economic, liquidity and credit risk related to the above SPEs and believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our operations, cash flows, or financial position. Financial support for certain SPE’s is provided under credit support agreements, in which GE Financial Assurance provides limited recourse for a maximum of $119 million of credit losses in qualifying entities. Assets with credit support are funded by demand notes that are further enhanced with support provided by GE Capital. We may record liabilities, for such guarantees based on our best estimate of probable losses. To date, no QSPE has incurred a loss.

Sales of securitized assets to QSPEs result in a gain or loss based on the difference between sales proceeds, the carrying amount of net assets sold, the fair value of servicing rights and retained interests and an allowance for losses. Beneficial interests and recourse obligations related to such sales that are recognized in our financial statements are as follows:

	December 31,
	2002		2001
	Cost	Fair Value	Cost	Fair Value
Beneficial interest	$17.0	$20.9	$13.9	$15.7
Servicing assets	—	—	—	—
Recourse liability	—	—	—	—

Total	$17.0	$20.9	$13.9	$15.7

Beneficial interest. In certain securitization transactions, we retain an interest in transferred assets. Those interests take various forms and may be subject to credit prepayment and interest rate risks.

Servicing assets. Following a securitization transaction, we retain the responsibility for servicing the receivables, and, as such, are entitled to receive an ongoing fee based on the outstanding principal balances of the receivables. There are no servicing assets nor liabilities recorded as the benefits of servicing the assets are adequate to compensate an independent servicer for its servicing responsibilities.

Recourse liability. As described previously, under credit support agreements we provide recourse for credit losses in special purpose entities. We recognize expected credit losses under these agreements.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

Other Non-controlled Entities. We also have certain investments in associated companies for which we provide varying degrees of financial support and are entitled to a share in the results of the entities’ activities. While all of these entities are substantive operating companies, some may need to be evaluated under FIN 46. The types of support we typically provide to these entities consists of credit enhancement, such as debt guarantees, and other contractual arrangements.

(12) Restrictions on Dividends

Insurance companies are restricted by states as to the aggregate amount of dividends they may pay to their parent in any consecutive twelve-month period without regulatory approval. Generally, dividends may be paid out of earned surplus without approval with thirty days prior written notice within certain limits. The limits are generally based on the lesser of 10% of the prior year surplus or prior year net gain from operations. Dividends in excess of the prescribed limits or our earned surplus require formal approval from the Commonwealth of Virginia State Corporation Commission, Bureau of Insurance. Based on statutory results as of December 31, 2002, we are able to distribute $26.1 in dividends in 2003 without obtaining regulatory approval.

We declared and paid dividends of $9.6 for each of the years ended December 31, 2002, 2001, and 2000.

(13) Supplementary Financial Data

We file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners (“NAIC”) that are prepared on an accounting basis prescribed by such authorities (statutory basis). Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and shareholders’ interest. Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. We have no permitted accounting practices.

For the years ended December 31, 2002, 2001, and 2000, statutory net (loss) income and statutory capital and surplus is summarized below:

	2002	2001	2000
Statutory net gain from operations	$26.1	$11.9	$70.7
Statutory capital and surplus	$550.7	$584.4	$592.9

The NAIC has adopted Risk Based Capital (“RBC”) requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with (i) asset risk, (ii) insurance risk, (iii) interest rate risk, and (iv) business risks. The RBC formula is designated as an early warning tool for the states to identify possible under-capitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor our RBC level. At December 31, 2002 and 2001 we exceeded the minimum required RBC levels.

(14) Operating Segment Information

We conduct our operations through two business segments: (1) Wealth Accumulation and Transfer, comprised of products intended to increase the policyholder’s wealth, transfer wealth to beneficiaries or provide a means for replacing the income of the insured in the event of premature death, and (2) Lifestyle Protection and Enhancement, comprised of products intended to protect accumulated wealth and income from the financial drain of unforeseen events. See Note (1)(c) for further discussion of our principal product lines within these two segments.

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

The following is a summary of industry segment activity for December 31, 2002, 2001, and 2000:

December 31, 2002 – Segment Data	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Consolidated
Net investment income	$597.4	$2.8	$600.2
Net realized investment gains	55.3	—	55.3
Premiums	44.8	60.5	105.3
Other revenues	284.2	0.4	284.6

Total revenues	981.7	63.7	1,045.4

Interest credited, benefits, and other changes in policy reserves	594.5	45.8	640.3
Commissions	99.2	12.9	112.1
Amortization of intangibles	35.2	0.7	35.9
Other operating costs and expenses	90.5	7.9	98.4

Total benefits and expenses	819.4	67.3	886.7

Income before income taxes	$162.3	$(3.6)	$158.7

Provision (benefit) for income taxes	$44.1	$(1.2)	$42.9

Net income (loss)	$118.2	$(2.4)	$115.8

Total assets	$20,181.6	$166.5	$20,348.1

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

December 31, 2001 – Segment Data	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Consolidated
Net investment income	$695.8	$3.1	$698.9
Net realized investment gains	29.1	—	29.1
Premiums	48.2	60.2	108.4
Other revenues	297.8	0.2	298.0

Total revenues	1,070.9	63.5	1,134.4

Interest credited, benefits, and other changes in policy reserves	674.1	42.0	716.1
Commissions	147.1	15.6	162.7
Amortizations of intangibles	50.4	2.1	52.5
Other operating costs and expenses	(2.1)	5.5	3.4

Total benefits and expenses	869.5	65.2	934.7

Income (loss) before income taxes and cumulative effect of change in accounting principle	$201.4	$(1.7)	$199.7

Provision (benefit) for income taxes	$70.6	$(0.5)	$70.1

Net income (loss)	$125.1	$(1.2)	$123.9

Total assets	$22,294.7	$168.0	$22,462.7

December 31, 2000 – Segment Data	Wealth Accumulation & Transfer	Lifestyle Protection & Enhancement	Consolidated
Net investment income	$703.5	$5.4	$708.9
Net realized investment gains	4.3	—	4.3
Premiums	55.3	61.0	116.3
Other revenues	316.2	7.7	323.9

Total revenues	1,079.3	74.1	1,153.4

Interest credited, benefits, and other changes in policy reserves	715.3	40.9	756.2
Commissions	212.8	16.5	229.3
Amortization of intangibles	43.0	2.2	45.2
Other operating costs and expenses	(121.2)	7.9	(113.3)

Total benefits and expenses	849.9	67.5	917.4

Income before income taxes	$229.4	$6.6	$236.0

Provision for income taxes	$70.5	$2.4	$72.9

Net income	$158.9	$4.2	$163.1

Total assets	$22,440.7	$171.8	$22,612.5

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(Dollar amounts in millions)

(15) Quarterly Financial Data (unaudited)

Summarized quarterly financial data for the years ended December 31, 2002 and 2001 were as follows:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2002	2001	2002	2001	2002	2001	2002	2001
Net investment income	$154.7	$188.1	$150.4	$174.3	$152.6	$169.1	$142.5	$167.4

Total revenues	$267.2	$302.6	$210.9	$291.7	$279.7	$262.2	$287.6	$277.9

Earnings (loss) before cumulative effect of change in accounting principle (1)	$32.7	$33.1	$(0.4)	$38.3	$24.1	$21.9	$59.4	$36.3

Net income (loss)	$32.7	$27.4	$(0.4)	$38.3	$24.1	$21.9	$59.4	$36.3

(1)	See note 1 (n) of the Consolidated Financial Statements.